NORTEK HOLDINGS, INC.,
as the Issuer,

and

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

INDENTURE

Dated as of November 24, 2003

10% Senior Discount Notes due 2011

CROSS-REFERENCE TABLE

TIA Section	Indenture Section
310(a)(1)	7.10
(a)(2)	7.10
(a)(3)	N.A.
(a)(4)	N.A.
(a)(5)	7.08; 7.10
(b)	7.08; 7.10; 12.02
(c)	N.A.
311(a)	7.11
(b)	7.11
(c)	N.A.
312(a)	2.06
(b)	12.03
(c)	12.03
313(a)	7.06
(b)(1)	7.06
(b)(2)	7.06
(c)	7.06; 12.02
(d)	7.06
314(a)	4.06; 4.17
(b)	N.A.
(c)(1)	7.02; 12.04; 12.05
(c)(2)	7.02; 12.04; 12.05
(c)(3)	N.A.
(d)	N.A.
(e)	12.05
(f)	N.A.
315(a)	7.01(b)
(b)	7.05
(c)	7.01(a)
(d)	6.05; 7.01(c)
(e)	6.11
316(a)(last sentence)	2.10
(a)(1)(A)	6.05
(a)(1)(B)	6.04
(a)(2)	9.02
(b)	6.07
(c)	9.04
317(a)(1)	6.08
(a)(2)	6.09
(b)	2.05
318(a)	12.01
(c)	12.01

N.A. means Not Applicable

Note: This Cross-Reference Table shall not, for any purpose, be deemed to be a part of this Indenture.

TABLE OF CONTENTS

ARTICLE IV

COVENANTS

ARTICLE V

SUCCESSOR CORPORATION

ARTICLE VI

DEFAULT AND REMEDIES

ARTICLE VII

TRUSTEE

ARTICLE VIII

DISCHARGE OF INDENTURE; DEFEASANCE

ARTICLE IX

AMENDMENTS, SUPPLEMENTS AND WAIVERS

ARTICLE X

[RESERVED]

ARTICLE XI

[RESERVED]

ARTICLE XII

MISCELLANEOUS

EXHIBITS

Note: This Table of Contents shall not, for any purpose, be deemed to be part of this Indenture.

INDENTURE dated as of November 24, 2003 between NORTEK HOLDINGS, INC., a Delaware corporation (the "**Issuer**"), as issuer, and U.S. BANK NATIONAL ASSOCIATION, a national banking association, as trustee (the "**Trustee**").

Each party hereto agrees as follows for the benefit of each other party and for the equal and ratable benefit of the Holders.

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01.   Definitions.

Set forth below are certain defined terms used in this Indenture.

"**Accreted Value**" means, as of any date (the "**Specified Date**"), the amount provided below for each $1,000 principal amount at maturity of Notes:

(1)   if the Specified Date occurs on one of the following dates (each, a "**Semi-Annual Accrual Date**"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Semi-Annual Accrual Date	Accreted Value
May 15, 2004	$ 710.68
November 15, 2004	$ 746.22
May 15, 2005	$ 783.53
November 15, 2005	$ 822.70
May 15, 2006	$ 863.84
November 15, 2006	$ 907.03
May 15, 2007	$ 952.38
November 15, 2007	$ 1,000.00

(2)   if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (A) the original issue price of a Note (as certified to the Trustee in connection with the initial issuance of the Notes) and (B) an amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Issue Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

(3)   if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the Semi-Annual Accrual Date immediately preceding

such Specified Date multiplied by (y) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

(4)   if the Specified Date occurs on or after the Full Accretion Date, the Accreted Value will equal $1,000.

"**Acquired Indebtedness**" means, with respect to any Person, Indebtedness of such Person (i) assumed in connection with an acquisition of assets or properties from such Person or (ii) existing at the time such Person becomes a Restricted Subsidiary of any other Person; *provided* such Person was not immediately prior thereto an Unrestricted Subsidiary (in each case other than any Indebtedness incurred in connection with, or in contemplation of, such acquisition or such Person becoming such a Restricted Subsidiary).

"**Additional Interest**" means all Additional Interest then owing pursuant to the Registration Rights Agreement.

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. A Person shall be deemed to "control" (including the correlative meanings, the terms "controlling," "controlled by" and "under common control with") another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of voting securities, by agreement or otherwise.

"**Agent**" means any Registrar, Paying Agent or co-Registrar.

"**Allowable Subsidiary Loans**" means Indebtedness of the Issuer or any Restricted Subsidiary to a Restricted Subsidiary of the Issuer not to exceed the Net Cash Proceeds received by the Issuer as a result of such Restricted Subsidiary becoming less than a Wholly-Owned Subsidiary through the sale of Equity Interests in compliance with the terms of this Indenture; *provided* that (i) all such Allowable Subsidiary Loans are contractually subordinated in right of payment to the Notes and (ii) the total amount of all Allowable Subsidiary Loans at any time outstanding does not exceed $35 million.

"**amend**" means amend, modify, supplement, restate or amend and restate, including successively; and "**amending**" and "**amended**" have correlative meanings.

"**asset**" means any asset or property, whether real, personal or other, tangible or intangible.

"**Asset Sale**" means, with respect to any Person, the sale, lease, conveyance or other transfer or disposition by such Person of any of its assets or properties (including by way of a sale-and-leaseback and including the sale, issuance or other transfer of any of the Capital Stock of any Subsidiary of such Person), in a single transaction or through a series of related transactions, for aggregate consideration received by such Person or a Subsidiary of such Person (but if such Person is the Issuer or any Restricted Subsidiary of the Issuer, only if such Subsidiary is a

Restricted Subsidiary of the Issuer), net of out-of-pocket costs relating thereto (including, without limitation, legal, accounting and investment banking fees and sales commissions), in excess of $5 million. For purposes of this definition, consideration shall include, without limitation, any indebtedness for borrowed money of such Person or such Subsidiary that is assumed by the transferee of any assets or any such indebtedness of any Subsidiary of such Person whose stock is purchased by the transferee. Notwithstanding anything to the contrary in the foregoing provisions of this definition, the term "Asset Sale," with respect to any Person, shall not include

      (i)   the sale, lease or other transfer or disposition of assets acquired and held for resale in the ordinary course of business;

      (ii)   the sale, lease or other transfer or disposition of assets in accordance with Section 5.01;

      (iii)   the sale, lease or other transfer or disposition of damaged, worn-out or obsolete property in the ordinary course of business or other property no longer necessary for the proper conduct of the business of such Person or its Subsidiaries;

      (iv)   the abandonment of assets or properties which are no longer useful in the business of such Person or its Subsidiaries and are not readily saleable:

      (v)   the granting of any Lien permitted under Section 4.12 (and any foreclosure or other sale under any such Lien, except to the extent there are surplus proceeds from such foreclosure);

      (vi)   any sale, lease, assignment or other disposition by such Person or its Subsidiaries if such Person has outstanding senior debt securities all of which are rated BBB- or higher by S&P and have not been placed on credit watch by S&P for a possible downgrade or are rated Baa3 or higher by Moody's and have not been placed on credit watch by Moody's for a possible downgrade; or

      (vii)   the sale or other transfer or disposition of receivables in connection with an asset securitization transaction by such Person or its Subsidiaries.

"**Average Life**" means, as of the date of determination, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment (assuming the exercise by the obligor of such debt security of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such debt security multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

"**Bankruptcy Law**" means Title 11, U.S. Code or any similar Federal, state or foreign law for the relief of debtors.

"**Board of Directors**" means:

(1)   with respect to a corporation, the board of directors of the corporation;

(2)   with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)   with respect to any other Person, the board or committee of such Person serving a similar function.

"**Board Resolution**" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"**Broan-NuTone Canada, Inc. Credit Facility**" means a credit facility between Broan-NuTone Canada, Inc. or any of the Canadian Subsidiaries and one or more banks or other institutional lenders, as the same may be amended, extended, amended and restated, supplemented or otherwise modified or replaced from time to time.

"**Business Day**" means any day other than a Saturday, Sunday or any other day on which banking institutions in the City of New York or St. Paul, Minnesota are required or authorized by law or other governmental action to be closed.

"**Canadian Subsidiary**" means any Subsidiary of Broan-NuTone Canada, Inc. and any Subsidiary of the Issuer whose headquarters is located in Canada.

"**Capital Lease Obligations**" means, with respect to any Person, all obligations under leases of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP, and for purposes of this Indenture the amount of such obligations at any time shall be the aggregate capitalized amount thereof at such time, as determined in accordance with GAAP.

"**Capital Stock**" means, with respect to any Person, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock (including common or preferred stock), partnership interests or any other participation right or other interest in the nature of an equity interest in such Person.

"**Cash Equivalents**" means (i) any evidence of Indebtedness, maturing not more than 365 days after the date of acquisition, issued or fully guaranteed or insured by the United States of America, or an instrumentality or agency thereof (*provided* that the full faith and credit of the United States of America is pledged in support thereof), (ii) any certificate of deposit, overnight bank deposit or bankers' acceptance, maturing not more than 365 days after the date of acquisition, issued by, or time deposit of, a commercial banking institution having unsecured long-term debt (or whose holding company has unsecured long-term debt) rated, at the time as of which any Investment therein is made, BBB- or better by S&P or Moody's or the equivalent of such rating by a successor rating agency, (iii) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Issuer) organized and existing under the laws of the United States of America or any State thereof or the District of Columbia which is rated, at the time as of which any Investment therein is made, P-1 or better by Moody's or A-1 or better by S&P, or the equivalent of such rating by a successor rating agency, (iv) Investments in mutual funds, money market funds, investment pools and other savings vehicles, substantially all of the assets of which are invested in Investments described in clause (i), (ii) or (iii) above, and (v) in the case of Broan-NuTone Canada, Inc. and the Canadian Subsidiaries, (a) any evidence of Indebtedness, maturing not more than 365 days after the date of acquisition, issued or fully guaranteed or insured by Canada or any instrumentality or agency thereof (*provided* that the full faith and credit of Canada is pledged in support thereof), (b) any certificate of deposit, overnight bank deposit or bankers' acceptance, maturing not more than 365 days after the date of acquisition, issued by, or time deposit of, a commercial banking institution having unsecured long-term debt (or whose holding company has unsecured long-term debt) rated, at the time as of which any Investment therein is made, A or better by Dominion Bond Rating Services or the equivalent of such rating by a successor rating agency and (c) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Issuer) organized and existing under the laws of Canada or any province thereof which is rated, at the time as of which any Investment therein is made, R-1 or better by Dominion Bond Rating Services or the equivalent of such rating by a successor rating agency.

"**Change of Control**" means such time as any of the following events occurs:

(i)   there is consummated any consolidation or merger of the Issuer with or into another corporation, or all or substantially all of the assets of the Issuer are sold, leased or otherwise transferred or conveyed to another Person (other than pursuant to a bona fide pledge of assets to secure Indebtedness made in accordance with this Indenture), and the holders of the Issuer's common stock outstanding immediately prior to such consolidation, merger, sale, lease or other transfer or conveyance or one or more Exempt Persons do not hold, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after such consolidation or merger or at least a majority of the Equity Interests of such Person;

(ii)   any person (defined, solely for the purposes of Section 4.09, as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 50% or more of the combined voting power of all the Issuer's then outstanding securities entitled to vote generally for the election of directors; *provided, however,* that a person shall not be deemed to be the beneficial owner of, or to own beneficially, (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person's Affiliates or associates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act; or

(iii)   during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Issuer (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Issuer was approved by a vote of 66⅔% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or is approved or designated by an Exempt Person) cease for any reason to constitute a majority of the Board of Directors of the Issuer then in office.

Notwithstanding the foregoing, a Change of Control shall not be deemed to have occurred under clause (ii) of the immediately preceding paragraph solely by virtue of the Issuer, any Subsidiary of the Issuer, any employee stock ownership plan or any other employee benefit plan of the Issuer or any such Subsidiary, any other person holding securities of the Issuer for or pursuant to the terms of any such employee benefit plan, or any Exempt Person, beneficially owning securities of the Issuer equal to or greater than 50% of the combined voting power of the Issuer's then outstanding securities entitled to vote generally for the election of directors or otherwise.

"**Change of Control Premium**" shall mean (i) in the case of a Change of Control Redemption occurring prior to November 15, 2004, 15% of the Accreted Value of the Notes, (ii) in the case of a Change of Control Redemption occurring on or after November 15, 2004, but prior to November 15, 2005, 12.5% of the Accreted Value of the Notes, and (iii) in the case of a Change of Control Redemption occurring on or after November 15, 2005 but prior to November 15, 2006, 10% of the Accreted Value of the Notes.

"**Code**" means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code as in effect on the Issue Date and any subsequent provisions of the Code amendatory thereof, supplemental thereto or substituted therefor.

"**Commission**" means the Securities and Exchange Commission.

"**Commodity Agreement**" means any agreement or arrangement designed to protect the Issuer or any of its Restricted Subsidiaries against fluctuations in the prices of commodities used by the Issuer or any of its Subsidiaries in the ordinary course of business.

"**Consolidated Amortization Expense**" means, with respect to any Person for any period, the amortization expense of such Person and its Subsidiaries (or if such Person is the Issuer, the amortization expense of the Issuer and its Restricted Subsidiaries, or if such Person is Nortek, the amortization expense of Nortek and its Restricted Subsidiaries), determined on a consolidated basis for such period in accordance with GAAP, excluding any amortization expense included in Consolidated Interest Expense.

"**Consolidated Cash Flow**" means, with respect to any Person for any period, the sum of, without duplication, (i) Consolidated Net Income of such Person for such period, (ii) Consolidated Interest Expense of such Person for such period, (iii) Consolidated Income Tax Expense of such Person for such period, (iv) Consolidated Depreciation Expense of such Person for such period, (v) Consolidated Amortization Expense of such Person for such period, and (vi) the amount, not to exceed 10% of Consolidated Cash Flow of such Person for such period (which amount shall be excluded in determining such Consolidated Cash Flow), by which (A) other non-cash items of expense that reduce Consolidated Net Income of such Person for such period exceed (B) other non-cash items of expense that increase Consolidated Net Income of such Person for such period.

"**Consolidated Cash Flow Coverage Ratio**" means, with respect to any Person for any period, the ratio of Consolidated Cash Flow of such Person for such period to Consolidated Interest Expense of such Person for such period; *provided, however*, that Consolidated Cash Flow and Consolidated Interest Expense shall be calculated on a pro forma basis after giving effect, as if occurring at the beginning of such period, to (i) the incurrence of Indebtedness giving rise to the need to calculate the Consolidated Cash Flow Coverage Ratio and the retirement of any Indebtedness refinanced with the proceeds of such Indebtedness, (ii) the incurrence, during such period or since the last day of such period, of any Indebtedness (other than Indebtedness incurred for working capital purposes), and the retirement of any Indebtedness refinanced with the proceeds of such Indebtedness, (iii) the acquisition by such Person (directly or through a Restricted Subsidiary of such Person if such Person is the Issuer or Nortek and directly or through a Subsidiary of such Person if such Person is not the Issuer or Nortek) of any company or business during such period or since the last day of such period and (iv) the sale or other disposition of assets or properties outside the ordinary course of business by such Person (directly or through a Restricted Subsidiary of such Person if such Person is the Issuer or Nortek and directly or through a Subsidiary of such Person if such Person is not the Issuer or Nortek) and the actual application of the proceeds therefrom during such period or since the last day of such period.

"**Consolidated Depreciation Expense**" means, with respect to any Person for any period, the depreciation and depletion expense of such Person and its Subsidiaries (or if such Person is the Issuer, the depreciation and depletion expense of the Issuer and its Restricted Subsidiaries, or if such Person is Nortek, the depreciation and depletion expense of Nortek and its Restricted Subsidiaries), determined on a consolidated basis for such period in accordance with GAAP.

"**Consolidated Income Tax Expense**" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes (including franchise, net worth or similar taxes) of such Person and its Subsidiaries (or if such Person is the Issuer, the provision for such taxes of the Issuer and its Restricted Subsidiaries, or if such Person is Nortek, the provision for such taxes of Nortek and its Restricted Subsidiaries) for such period, determined on a consolidated basis in accordance with GAAP.

"**Consolidated Interest Expense**" means, with respect to any Person for any period, without duplication, the sum of

      (i)   the interest expense of such Person and its Subsidiaries (or if such Person is the Issuer, the interest expense of the Issuer and its Restricted Subsidiaries, or if such Person is Nortek, the interest expense of Nortek and its Restricted Subsidiaries) for such period, determined on a consolidated basis in accordance with GAAP, including, without limitation, all original issue discount and other interest portion of any deferred payment Indebtedness and all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing less any interest income included in Consolidated Net Income for such period, but excluding any deferred financing fees otherwise includible in Consolidated Interest Expense for such period;

(ii)   the interest component of Capital Lease Obligations paid, accrued and and/or scheduled to be paid or accrued by such Person and its Subsidiaries (or if such Person is the Issuer, such interest expense paid, accrued and/or scheduled to be paid or accrued by the Issuer and its Restricted Subsidiaries, or if such Person is Nortek, such interest expense paid, accrued and/or scheduled to be paid or accrued by Nortek and its Restricted Subsidiaries) during such period as determined on a consolidated basis in accordance with GAAP; and

(iii)   all cash dividends or other distributions declared or paid on any Capital Stock (other than common stock or preferred stock that is not Redeemable Stock) of such Person and its Subsidiaries (or if such Person is the Issuer, all such dividends or other distributions declared or paid on any such Capital Stock of the Issuer and its Restricted Subsidiaries, or if such Person is Nortek, all such dividends or other distributions declared or paid on any such Capital Stock of Nortek and its Restricted Subsidiaries) for such period as determined on a consolidated basis in accordance with GAAP;

provided, however, that any Indebtedness bearing a floating rate of interest shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period.

"**Consolidated Net Income**" means, with respect to any Person for any period, the aggregate net income (or loss) of such Person and its Subsidiaries (or if such Person is the Issuer, the aggregate net income (or loss) of the Issuer and its Restricted Subsidiaries, or if such Person is Nortek, the aggregate net income (or loss) of Nortek and its Restricted Subsidiaries) for such period, before discontinued operations, extraordinary items and the cumulative effect of a change in accounting principles, determined on a consolidated basis in accordance with GAAP; *provided* that there shall also be excluded from Consolidated Net Income (but only to the extent included in calculating such Consolidated Net Income):

(i)   any net gains or losses in respect of dispositions of assets other than in the ordinary course of business;

(ii)   any gains from currency exchange transactions not in the ordinary course of business consistent with past practice;

(iii)   any gains or losses realized from the termination of any employee pension benefit plan;

(iv)   any gains or losses realized upon the refinancing of any Indebtedness of such Person or any of its Subsidiaries (or if such Person is the Issuer, any gains or losses realized upon the refinancing of any Indebtedness of the Issuer and its Restricted Subsidiaries, or if such Person is Nortek, any gains or losses realized upon the refinancing of any Indebtedness of Nortek and its Restricted Subsidiaries);

(v)   any gains or losses arising from the destruction of property or assets due to fire or other casualty;

(vi)   any gains or losses from the revaluation of property or assets;

(vii)   the net income (or loss) of any Person that is not a Subsidiary of such first Person (or that is not a Restricted Subsidiary of the Issuer, if such first Person is the Issuer, or that is not a Restricted Subsidiary of Nortek, if such first Person is Nortek) except to the extent of cash dividends or distributions paid to such first Person by such other Person in such period;

(viii)   the net income (or loss) of any Subsidiary of such first Person except to the extent of the interest of such Person in such Subsidiary;

(ix)   the net income of any Subsidiary of such Person (or if such Person is the Issuer, of any Restricted Subsidiary of the Issuer, or if such Person is Nortek, of any Restricted Subsidiary of Nortek) that is subject to any restriction or limitation on the payment of dividends and other distributions (including loans or advances) by operation of the terms of its charter or by agreement, instrument, judgment, decree, order or governmental regulation applicable to such Subsidiary (or such Restricted Subsidiary, if applicable) to the extent of such restriction or limitation in such period (other than restrictions or limitations permitted under Section 4.15);

(x)   the net income of any Person acquired in a pooling transaction for any period prior to the date of such acquisition; and

(xi)   the excess of (a) the consolidated compensation expense recorded by the Issuer in the computation of net earnings of the Issuer or Nortek in respect of shares of Capital Stock (other than Redeemable Stock) or other Equity Interests awarded, pursuant to a plan or other arrangement approved by the Board of Directors of the Issuer (or of a Reporting Subsidiary, if applicable), to or for the benefit of any employee, officer or director of the Issuer or any of its Subsidiaries or to or by any employee stock ownership plan or similar trust for the benefit of any such employee, officer or director, over (b) the amount of consolidated income tax benefit recorded by the Issuer in connection with such consolidated compensation expense of the Issuer.

"**Consolidated Net Worth**" means, with respect to any Person at any date of determination, the sum of the Capital Stock, additional paid-in capital and cumulative translation, pension and other adjustment account plus retained earnings (or minus accumulated deficit), excluding amounts attributable to Redeemable Stock, any Capital Stock convertible into Indebtedness, or treasury stock, of such Person and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.

"**Corporate Trust Office**" means the corporate trust office of the Trustee located at One Federal Street, 3rd Floor, Boston, Massachusetts 02110, Attention: Corporate Trust Services, or such other office, designated by the Trustee by written notice to the Issuer, at which at any particular time its corporate trust business and this Indenture shall be administered.

"**Currency Agreement**" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement entered into in the ordinary course of business and designed to protect the Issuer or any of its Restricted Subsidiaries against fluctuations in currency values to or under which the Issuer or any of its Restricted Subsidiaries is a party or a beneficiary on the Issue Date or becomes a party or a beneficiary thereafter.

"**Custodian**" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

"**Default**" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"**Depositary**" shall mean The Depository Trust Company, New York, New York, or a successor thereto registered under the Exchange Act or other applicable statute or regulation.

"**Disinterested Director**" means, with respect to any transaction or series of transactions, in respect of which the Board of Directors of the Issuer is required to deliver a Board Resolution under this Indenture, a member of such Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

"**8⅞% Notes**" means any of Nortek's 8⅞% Senior Notes due August 1, 2008 issued under the indenture dated as of July 31, 1998 between Nortek and State Street Bank and Trust Company.

"**Eligible Inventory**" means, with respect to any Person, the finished goods, raw materials and work-in-process of such Person less any applicable reserves, each of the foregoing determined on the FIFO method of accounting in accordance with GAAP.

"**Eligible Receivables**" means, with respect to any Person, the trade receivables of such Person less the allowance for doubtful accounts, each of the foregoing determined in accordance with GAAP.

"**Equity Interests**" means Capital Stock, warrants, options or other rights to acquire Capital Stock (but excluding any debt security which is convertible into, or exchangeable for, Capital Stock).

"**Equity Offering**" means any public or private issuance by the Issuer of Capital Stock (other than Redeemable Stock) of the Issuer for cash.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"**Exchange Notes**" means the 10% Senior Discount Notes due 2011 to be issued pursuant to this Indenture in connection with (i) a registration pursuant to the Registration Rights Agreement or, (ii) the issuance of Additional Notes issued in accordance with Section 2.01 or any registration of such Additional Notes pursuant to a registration rights agreement.

"**Exempt Person**" means (A) (i) Richard L. Bready, (ii) any Person which is an Affiliate of Richard L. Bready or (iii) any other Affiliate of such Person so long as such Person is an Affiliate of Richard L. Bready and (B) Kelso & Company, L.P. and its Affiliates.

"**Existing Indebtedness**" means Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date; *provided*, that all Indebtedness outstanding under the Nortek Credit Facility on the Issue Date shall not be Existing Indebtedness and shall be deemed to have been incurred under clause (3) of Section 4.10(b).

"**Existing Investments**" means (i) Investments of the Issuer and its Restricted Subsidiaries in existence on the Issue Date and (ii) Investments to be made pursuant to commitments authorized by the Board of Directors of Nortek prior to the Issue Date in Ecological Engineering Associates, L.P. in an amount not to exceed $3 million (including such Investments made prior to the Issue Date).

"**Existing Notes**" means the 8⅞% Notes, the 9⅛% Notes, the 9¼% Notes and the 9⅞% Notes.

"**Fair Market Value**" means, with respect to any asset, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; *provided, however*, that the Fair Market Value of any asset or assets of the Issuer or any of its Subsidiaries shall be determined by the Board of Directors of the Issuer or, if such Subsidiary is a Reporting Subsidiary, of such Reporting Subsidiary, acting in good faith, and evidenced by a Board Resolution of the Issuer or such Reporting Subsidiary, as the case may be, delivered to the Trustee.

"**Full Accretion Date**" means November 15, 2007.

"**GAAP**" means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, from time to time; *provided, however*, that with respect to the obligations of the Issuer described in Article IV or Section 5.01 hereof and the definitions used herein, GAAP shall be determined on the basis of such principles as in effect on the Issue Date.

"**Global Note**" has the meaning set forth in Section 2.16.

"**Government Securities**" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States is pledged.

"**guarantee**" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or other obligations.

"**Holder**" or "**Noteholder**" means the registered holder of any Note.

"**Indebtedness**" means, with respect to any Person, without duplication, any indebtedness, contingent or otherwise, (i) with respect to borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or consisting of reimbursement obligations with respect to letters of credit, or (ii) representing the deferred and unpaid balance of the purchase price of any property excluding any such balance that constitutes a trade payable or an accrued liability, in each case arising in the ordinary course of business, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP, and shall also include, to the extent not otherwise included, (a) any Capital Lease Obligations, (b) the maximum fixed repurchase price of any Redeemable Stock, (c) indebtedness secured by a Lien to which the property or assets owned or held by such Person are subject, whether or not the obligations secured thereby shall have been assumed, (d) guaranties of items that would be included within this definition to the extent of such guaranties, and (e) net liabilities in respect of Commodity Agreements, Currency Agreements and Interest Rate Agreements. For purposes of the immediately preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture; *provided* that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be without duplication (y) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (z) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such Person are subject, the lesser of the Fair Market Value at such date of any property or asset subject to a Lien securing the Indebtedness of others or the amount of the Indebtedness secured. The amount of any Indebtedness issued at a discount shall be equal to the gross proceeds of such issuance (and not the face amount of any bond, note, debenture or similar instrument representing such Indebtedness).

"**Indenture**" means this Indenture, as amended, restated or supplemented from time to time in accordance with the terms hereof.

"**Initial Purchasers**" means Deutsche Bank Securities Inc., UBS Securities LLC, Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc.

"**interest**" means, with respect to the Notes, interest and any Additional Interest on the Notes.

"**Interest Payment Date**" means the stated maturity of an installment of interest on the Notes.

"**Interest Rate Agreement**" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, or other similar agreement or arrangement entered into in the ordinary course of business and designed to protect the Issuer or any of its Restricted Subsidiaries against fluctuations in interest rates to or under which the Issuer or any of its Restricted Subsidiaries is a party or a beneficiary thereof.

"**Investment**" means, with respect to any Person, (i) any direct or indirect loan or other extension of credit (other than extensions of trade credit by such Person on commercially reasonable terms and relating to the sale of property or services in the ordinary course of business) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to any other Person, or (ii) any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person.

"**Issue Date**" means November 24, 2003, the date of original issuance of the Notes.

"**Issuer**" means the party named as the "Issuer" in the first paragraph of this Indenture.

"**Lien**" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease intended as security, any option or other agreement to sell or give any security interest and any filing of or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a financing statement covering leased goods under a lease not intended as security).

"**Maturity Date**" means May 15, 2011.

"**Moody's**" means Moody's Investors Service, Inc.

"**9⅛% Notes**" means any of Nortek's 9⅛% Senior Notes due September 1, 2007 issued under the indenture dated as of August 26, 1997 between Nortek and State Street Bank and Trust Company.

"**9¼% Notes**" means any of Nortek's 9¼% Senior Notes due March 15, 2007 issued under the indenture dated as of March 17, 1997 between Nortek and State Street Bank and Trust Company.

"**9⅞% Notes**" means any of Nortek's 9⅞% Senior Subordinated Notes due June 15, 2011 issued under the indenture dated as of June 12, 2001 between Nortek and State Street Bank and Trust Company.

"**Net Cash Proceeds**" means the aggregate Cash Proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, net of the out-of-pocket costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions) and any relocation expenses and severance and shutdown costs incurred as a result thereof, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP as a consequence of such Asset Sale, amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets which are the subject of such Asset Sale and any reasonable reserve in accordance with GAAP for adjustments in respect of the sale price of such asset or assets.

"**Non-Recourse Debt**" means Indebtedness (i) as to which neither the Issuer nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Issuer or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Issuer or any of its Restricted Subsidiaries.

"**Non-U.S. Person**" has the meaning assigned to such term in Regulation S.

"**Nortek**" means Nortek, Inc.

"**Nortek Credit Facility**" means one or more credit facilities between Nortek or any of its Subsidiaries and one or more banks or other institutional lenders, as the same may be amended, extended, amended and restated, supplemented or otherwise modified or replaced from time to time, specifically designated in each such credit facility as a "Nortek Credit Facility." All Nortek Credit Facilities are referred to collectively in this Indenture as the "Nortek Credit Facility."

"**Notes**" means the 10% Senior Discount Notes due 2011 issued by the Issuer, including, without limitation, the Exchange Notes and the Additional Notes, if any, treated as a single class of securities, as amended from time to time in accordance with the terms hereof, that are issued pursuant to this Indenture.

"**Obligations**" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

"**Officer**" means the Chairman of the Board, the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

"**Officers' Certificate**" means, with respect to any Person, a certificate signed by the Chief Executive Officer or President and the Treasurer, Chief Financial Officer or Chief Accounting Officer of such Person.

"**Opinion of Counsel**" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

"**Permitted Investments**" means any of the following:

(i) Cash Equivalents;

(ii) Existing Investments;

(iii) Investments by the Issuer or a Restricted Subsidiary of the Issuer in any Subsidiary of the Issuer that is a Restricted Subsidiary or any other Person that concurrently with the making of such Investment becomes a Subsidiary of the Issuer that is a Restricted Subsidiary;

(iv) guaranties by Restricted Subsidiaries of the Issuer permitted under Section 4.10;

(v) Indebtedness of the Issuer to any Restricted Subsidiary of the Issuer; *provided* that such Indebtedness is contractually subordinated in right of payment to the Notes;

(vi) Investments by the Issuer or any of its Restricted Subsidiaries in debt securities or debt instruments having maturities of 10 years or less and (A) issued or fully guaranteed or insured by the United States of America or an instrumentality or agency thereof (*provided* that the full faith and credit of the United States of America is pledged in support thereof) or (B) with a rating of BBB- or better by S&P or Baa-3 or better by Moody's or the equivalent of such rating by a successor rating agency;

(vii) any Investment by Broan-NuTone Canada, Inc. and/or any Canadian Subsidiary in debt securities or debt instruments having maturities of 10 years or less and issued or fully guaranteed or insured by Canada or an instrumentality or agency thereof or rated, at the time of such Investment, BBB- or better by Dominion Bond Rating Services or the equivalent of such rating by a successor rating agency, so long as the aggregate amount of all such Investments by Broan-NuTone Canada, Inc. and any Canadian Subsidiaries that are Restricted Subsidiaries does not exceed $15 million at any one time outstanding;

(viii)   loans and advances to officers and directors of the Issuer or any Restricted Subsidiary of the Issuer made in the ordinary course of business or pursuant to any employee benefit plan, up to $10 million in the aggregate at any one time outstanding;

(ix)   loans and advances to vendors, suppliers and contractors of the Issuer or any Restricted Subsidiary of the Issuer and made in the ordinary course of business;

(x)   the receipt by the Issuer or any of its Restricted Subsidiaries of consideration other than Cash Proceeds in any Asset Sale made in compliance with the terms of this Indenture;

(xi)   so long as no Default or Event of Default shall have occurred and be continuing, other Investments made after the Issue Date not exceeding in the aggregate at any time outstanding (A) $40 million, if at the time of the making of such Investment the implied senior subordinated debt rating of Nortek is not BB+ or better by S&P or Ba1 or better by Moody's, or (B) $50 million, if at the time of the making of such Investment the implied senior subordinated debt rating of Nortek is BB+ or better by S&P or Ba1 or better by Moody's;

(xii)   any Lien permitted under Section 4.12; and

(xiii)   Investments by Restricted Subsidiaries of the Issuer not exceeding in the aggregate $10 million at any one time outstanding in Cash Equivalents described in clause (ii) of the definition of such term in this Indenture; *provided* that for purposes of this clause (xiii) an instrument referred to in such clause (ii) may be issued by any commercial banking institution having capital and surplus of not less than $100 million.

"**Permitted Liens**" means

(i)   Liens for taxes, assessments, governmental charges or claims that are not yet due or are being contested in good faith by appropriate legal proceedings; *provided* that any reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

(ii)   statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings; *provided* that any reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

(iii)   Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance or other types of social security;

(iv)   Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(v)   easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Issuer or any of its Subsidiaries, taken as a whole;

(vi)   Liens securing Purchase Money Obligations permitted to be incurred by the provisions of this Indenture;

(vii)   leases or subleases or licenses or sublicenses granted to others in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries, taken as a whole;

(viii)   Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Issuer or any of its Restricted Subsidiaries relating to such property or assets;

(ix)   any interest or title of a lessor in the property subject to any Capital Lease Obligation;

(x)   Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(xi)   Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time (A) such Person becomes a Restricted Subsidiary of the Issuer or (B) such Person or such property becomes a part of the Issuer or any Restricted Subsidiary of the Issuer;

(xii)   Liens in favor of the Issuer or any Restricted Subsidiary of the Issuer;

(xiii)   Liens securing any real property or other assets of the Issuer or any Restricted Subsidiary of the Issuer in favor of the United States of America or any State, or any department, agency, instrumentality or political subdivision thereof, in connection with the financing of industrial revenue bond facilities or of any equipment or other property designed primarily for the purpose of air or water pollution control; *provided* that any such Lien on such facilities, equipment or other property shall not apply to any other assets of the Issuer or such Restricted Subsidiary of the Issuer;

(xiv)   Liens arising from the rendering of a final judgment or order against the Issuer or any Restricted Subsidiary of the Issuer that does not give rise to an Event of Default;

(xv)   Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(xvi)   Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(xvii)   Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business or otherwise permitted under the terms of the Nortek Credit Facility, in each case securing Indebtedness under Commodity Agreements, Interest Rate Agreements and Currency Agreements: and

(xviii)   Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Issuer and its Restricted Subsidiaries prior to the Issue Date.

"**Person**" means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

"**Principal Property**" means any manufacturing or processing plant, warehouse or other building used by the Issuer or any Restricted Subsidiary of the Issuer, other than a plant, warehouse or other building that, in the good faith opinion of the Board of Directors as reflected in a Board Resolution, is not of material importance as of the date such Board Resolution is adopted to the businesses conducted by the Issuer and its Subsidiaries, on a consolidated basis, or conducted by any Significant Subsidiary of the Issuer.

"**Private Placement Legend**" means the legends initially set forth on the Notes in the form set forth in Exhibit B.

"**Purchase Money Obligations**" means any Indebtedness of the Issuer or any of its Restricted Subsidiaries incurred to finance the acquisition or construction of any property or business (including Indebtedness incurred within one year following such acquisition or construction), including Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Issuer or assumed by the Issuer or a Restricted Subsidiary of the Issuer in connection with the acquisition of assets from such Person; *provided, however*, that (i) any Lien on such Indebtedness shall not extend to any property other than the property so acquired or constructed and (ii) at no time shall the aggregate principal amount of outstanding Indebtedness secured thereby be increased.

"**Qualified Institutional Buyer**" or "**QIB**" shall have the meaning specified in Rule 144A under the Securities Act.

"**Record Date**" means the applicable Record Date specified in the Notes; *provided* that if any such date is not a Business Day, the Record Date shall be the first day immediately preceding such specified day that is a Business Day.

"**Redeemable Stock**" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable before the

Stated Maturity of the Notes), or upon the happening of any event, matures or is mandatorily redeemable or is redeemable at the sole option of the holder thereof, in whole or in part, prior to the Stated Maturity of the Notes.

"**Redemption Date**," when used with respect to any Note to be redeemed, means the date fixed for such redemption pursuant to this Indenture and the Notes.

"**Redemption Price**," when used with respect to any Note to be redeemed, means the price fixed for such redemption, payable in immediately available funds, pursuant to this Indenture and the Notes.

"**Registration Rights Agreement**" means the registration rights agreement dated as of the Issue Date between the Issuer and the Initial Purchasers named therein.

"**Regulation S**" means Regulation S under the Securities Act.

"**Responsible Officer**" means, when used with respect to the Trustee, any officer in the Corporate Trust Office of the Trustee to whom any corporate trust matter is referred because of such officer's knowledge of and familiarity with the particular subject and shall also mean any officer who shall have direct responsibility for the administration of this Indenture.

"**Restricted Security**" means a Note that constitutes a "Restricted Security" within the meaning of Rule 144(a)(3) under the Securities Act; *provided*, *however*, that the Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any Note constitutes a Restricted Security.

"**Restricted Subsidiary**" means (i) when referring to a Subsidiary of the Issuer, Nortek, (ii) any Subsidiary of Nortek in existence on the Issue Date, unless such Subsidiary shall have been designated as an Unrestricted Subsidiary by resolution of the Board of Directors of the Issuer as provided in and in compliance with the definition of "Unrestricted Subsidiary," (iii) any Subsidiary of Nortek (other than a Subsidiary that is also a Subsidiary of an Unrestricted Subsidiary) organized or acquired after the date of this Indenture, unless such Subsidiary shall have been designated as an Unrestricted Subsidiary by resolution of the Board of Directors of the Issuer as provided in and in compliance with the definition of "Unrestricted Subsidiary" and (iv) any Unrestricted Subsidiary which is designated as a Restricted Subsidiary by the Board of Directors of the Issuer; *provided* that immediately after giving effect to the designation referred to in clause (iv), no Default or Event of Default shall have occurred and be continuing and Nortek could incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Cash Flow Coverage Ratio test set forth in clause (B) of Section 4.10(a). The Issuer shall evidence any such designation to the Trustee by promptly filing with the Trustee an Officers' Certificate certifying that such designation has been made and stating that such designation complies with the requirements of the immediately preceding sentence.

"**Rule 144A**" means Rule 144A under the Securities Act.

"**S&P**" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"**Senior Indebtedness**" means all Indebtedness of Nortek whether outstanding on the Issue Date or thereafter incurred (unless, in the case of any particular Indebtedness, the instrument under which such Indebtedness is incurred expressly provides that such Indebtedness shall not be senior or superior in right of payment to any other Indebtedness of Nortek), and all Obligations of Nortek with respect thereto, but excluding: (i) any Indebtedness of Nortek to any of its Subsidiaries or other Affiliates; (ii) amounts owed for goods, materials or services purchased in the ordinary course of business or for compensation to employees; (iii) any Indebtedness in respect of any Capital Lease Obligation created, incurred, assumed or guaranteed prior to or, unless designated in the instrument evidencing such Capital Lease Obligation as "Senior Indebtedness," after the Issue Date; (iv) any Indebtedness of Nortek represented by Redeemable Stock; and (v) any Indebtedness that is incurred in violation of this Indenture.

"**Significant Subsidiary**" means any Subsidiary that would be a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X promulgated by the Commission, as such regulation is in effect on the date of this Indenture, and shall always include Nortek.

"**Stated Maturity**" means, with respect to any security or Indebtedness, the date specified therein as the fixed date on which the principal of such security or Indebtedness is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security or Indebtedness at the option of the holder thereof upon the happening of any contingency).

"**Subsidiary**" of any Person means any corporation, partnership, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors or, in the case of a Person which is not a corporation, the members of the appropriate governing board or other group is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof.

"**TIA**" means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb), as amended, as in effect on the date of the execution of this Indenture until such time as this Indenture is qualified under the TIA, and thereafter as in effect on the date on which this Indenture is qualified under the TIA, except as otherwise provided in Section 9.03.

"**Trustee**" means the party named as the "Trustee" in the first paragraph of this Indenture until a successor replaces it pursuant to the applicable provisions of this Indenture and, thereafter, shall mean such successor.

"**Unrestricted Securities**" means one or more Notes that do not and are not required to bear the legends in the form set forth in Exhibit B or Exhibit C, including, without limitation, the Exchange Notes.

"**Unrestricted Subsidiary**" means, until such time as any of the following shall be designated as a Restricted Subsidiary of the Issuer by the Board of Directors of the Issuer as provided in and in compliance with the definition of "Restricted Subsidiary," (i) any Subsidiary of the Issuer (other than Nortek) or of a Restricted Subsidiary organized or acquired after the Issue Date that is designated concurrently with its organization or acquisition as an Unrestricted Subsidiary by resolution of the Board of Directors of the Issuer, (ii) any Subsidiary of any Unrestricted Subsidiary, and (iii) any Restricted Subsidiary of the Issuer (other than Nortek) that is designated as an Unrestricted Subsidiary by resolution of the Board of Directors of the Issuer, *provided* that (a) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing, (b) any such designation shall be deemed the making of a Restricted Payment at the time of such designation in an amount equal to the Fair Market Value of the Investment in such Subsidiary and shall be subject to the restrictions contained in Section 4.11, and (c) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Issuer or any other Restricted Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated. Any Subsidiary formed or acquired after the Issue Date by the Issuer that is not also a Subsidiary of Nortek shall be required to be designated and maintained as an Unrestricted Subsidiary, and the formation or acquisition of such Subsidiary shall be subject to the satisfaction of the conditions on designation set forth in clause (iii) of the prior sentence. A Person may be designated as an Unrestricted Subsidiary only if and for so long as such Person (i) has no Indebtedness other than Non-Recourse Debt: (ii) is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to make any payment to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results, except to the extent any such direct or indirect obligation would then be permitted in accordance with Section 4.11; and (iii) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries. Nortek may not be designated as an Unrestricted Subsidiary. The Issuer shall evidence any designation pursuant to clause (i) or (iii) of the first sentence hereof to the Trustee by filing with the Trustee within 45 days of such designation an Officers' Certificate certifying that such designation has been made and that such designation complies with the requirements of this Indenture and all conditions thereto have been satisfied.

"**U.S. Legal Tender**" means such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

"**Wholly-Owned Subsidiary**" of any Person means any Subsidiary of such Person to the extent the entire voting share capital of such Subsidiary (other than directors' qualifying shares) is owned by such Person (either directly or indirectly through Wholly-Owned Subsidiaries).

SECTION 1.02.   Other Definitions.

Term	Defined in Section
"**Additional Notes**"	2.01
"**Affiliate Transaction**"	4.14

Term	Defined in Section
"**Agent Members**"	2.16
"**Cash Proceeds**"	4.13
"**Change of Control Offer**"	4.09
"**Change of Control Payment**"	4.09
"**Change of Control Payment Date**"	4.09
"**Covenant Defeasance**"	8.02
"**Coverage Ratio Exception**"	4.10
"**Event of Default**"	6.01
"**Excess Proceeds**"	4.13
"**Excess Proceeds Offer**"	4.13
"**Excess Proceeds Offer Amount**"	4.13
"**Excess Proceeds Payment**"	4.13
"**Excess Proceeds Payment Date**"	4.13
"**Legal Defeasance**"	8.02
"**Other Notes**"	2.02
"**Paying Agent**"	2.04
"**Permitted Debt**"	4.10
"**Physical Notes**"	2.02
"**Registrar**"	2.04
"**Regulation S Global Note**"	2.16
"**Regulation S Notes**"	2.02
"**Restricted Global Notes**"	2.16
"**Restricted Period**"	2.16
"**Rule 144A Notes**"	2.02

SECTION 1.03.   Incorporation by Reference of TIA.

Whenever this Indenture refers to a provision of the TIA, such provision is incorporated by reference in, and made a part of, this Indenture. The following TIA terms used in this Indenture have the following meanings:

"**indenture securities**" means the Notes.

"**indenture security holder**" means a Holder or a Noteholder.

"**indenture to be qualified**" means this Indenture.

"**indenture trustee**" or "**institutional trustee**" means the Trustee.

"**obligor**" on the indenture securities means the Issuer or any other obligor on the Notes.

All other TIA terms used in this Indenture that are defined by the TIA, defined by the TIA reference to another statute or defined by Commission rule and not otherwise defined herein have the meanings assigned to them therein.

SECTION 1.04.   Rules of Construction.

Unless the context otherwise requires:

(1)   a term has the meaning assigned to it herein, whether defined expressly or by reference;

(2)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3)   "or" is not exclusive;

(4)   words in the singular include the plural, and words in the plural include the singular;

(5)   words used herein implying any gender shall apply to both genders;

(6)   provisions apply to successive events and transactions;

(7)   "herein," "hereof" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

(8)   the words "including," "includes" and similar words shall be deemed to be followed by "without limitation."

ARTICLE II

THE NOTES

SECTION 2.01.   Amount of Notes.

The Trustee shall initially authenticate (a) Notes for original issue on the Issue Date in an aggregate principal amount at maturity of $515,000,000 upon a written order of the Issuer in the form of an Officers' Certificate of the Issuer; and (b) Unrestricted Securities from time to time only in exchange for a like principal amount at maturity of Notes in each case upon a written order of the Issuer in the form of an Officers' Certificate. The Trustee shall authenticate Notes thereafter in unlimited amount (so long as permitted by the terms of this Indenture, including, without limitation, Section 4.10) (any such Notes, the "**Additional Notes**") for original issue upon a written order of the Issuer in the form of an Officers' Certificate in aggregate principal amount at maturity as specified in such order. Each such written order shall specify the principal amount at maturity of Notes to be authenticated and the date on which the Notes are to be authenticated.

SECTION 2.02.   Form and Dating.

The Notes and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A hereto, which is incorporated in and forms a part of this Indenture. The Notes may have notations, legends or endorsements required by law, rule or usage to which the Issuer is subject. Without limiting the generality of the foregoing, Notes offered and sold to Qualified Institutional Buyers in reliance on Rule 144A ("**Rule 144A Notes**") shall bear the legend and include the form of assignment set forth in Exhibit B, Notes offered and sold in offshore transactions in reliance on Regulation S ("**Regulation S Notes**") shall bear the legend and include the form of assignment set forth in Exhibit C, and Notes offered and sold to Institutional Accredited Investors in transactions exempt from registration under the Securities Act not made in reliance on Rule 144A or Regulation S ("**Other Notes**") may be represented by a Restricted Global Note or, if such an investor may not hold an interest in the Restricted Global Note, a Physical Note, in each case, bearing the Private Placement Legend. The Issuer shall approve the form of the Notes and any notation, legend or endorsement on them. Each Note shall be dated the date of its issuance and show the date of its authentication.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Issuer and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and agree to be bound thereby.

The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

Notes issued in exchange for interests in a Global Note pursuant to Section 2.16 may be issued in the form of permanent certificated Notes in registered form in substantially the form set forth in Exhibit A (the "**Physical Notes**").

SECTION 2.03.   Execution and Authentication.

One Officer, who shall have been duly authorized by all requisite corporate actions, shall sign the Notes for the Issuer by manual or facsimile signature.

If the Officer whose signature is on a Note was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Note to the Trustee for cancellation as provided in Section 2.12, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

The Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate the Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate the Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Issuer and Affiliates of the Issuer. Each Paying Agent is designated as an authenticating agent for purposes of this Indenture.

The Notes shall be issuable only in registered form without coupons in denominations of $1,000 principal at maturity and any integral multiple of $1,000.

SECTION 2.04.   Registrar and Paying Agent.

The Issuer shall maintain an office or agency in the Borough of Manhattan, The City of New York, where (a) Notes may be presented or surrendered for registration of transfer or for exchange ("**Registrar**"), (b) Notes may be presented or surrendered for payment ("**Paying Agent**") and (c) notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided*, *however*, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York, for such purposes. The Issuer may act as its own Registrar or Paying Agent, except that for the purposes of Articles Three and Eight and Sections 4.09 and 4.13, neither the Issuer nor any Affiliate of the Issuer shall act as Paying Agent. The Registrar shall keep a register of the Notes and of their transfer and exchange. The Issuer, upon notice to the Trustee, may have one or more co-Registrars and one or more additional paying agents reasonably acceptable to the Trustee. The term "Paying Agent" includes any additional paying agent. The Issuer initially appoints the Trustee as Registrar and Paying Agent until such time as the Trustee has resigned and a successor has been appointed.

The Issuer shall enter into an appropriate agency agreement with any Agent not a party to this Indenture, which agreement shall implement the provisions of this Indenture that relate to such Agent. The Issuer shall notify the Trustee, in advance, of the name and address of any such Agent. If the Issuer fails to maintain a Registrar or Paying Agent, the Trustee shall act as such.

SECTION 2.05.   Paying Agent To Hold Assets in Trust.

The Issuer shall require each Paying Agent other than the Trustee to agree in writing that each Paying Agent shall hold in trust for the benefit of Holders or the Trustee all assets held by the Paying Agent for the payment of, principal or Accreted Value of, premium, if any, or interest on, the Notes (whether such assets have been distributed to it by the Issuer or any other obligor on the Notes), and shall notify the Trustee of any Default by the Issuer (or any other obligor on the Notes) in making any such payment. The Issuer at any time may require a Paying Agent to promptly distribute all assets held by it to the Trustee and account for any assets disbursed and the Trustee may at any time during the continuance of any payment Default, upon written request to a Paying Agent, require such Paying Agent to promptly distribute all assets held by it to the Trustee and to account for any assets distributed. Upon distribution to the Trustee of all assets that shall have been delivered by the Issuer to the Paying Agent, the Paying Agent shall have no further liability for such assets.

SECTION 2.06.   Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee at least two (2) Business Days prior to each Interest Payment Date and at such other times as the Trustee may request in writing a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders, which list may be conclusively relied upon by the Trustee.

SECTION 2.07.   Transfer and Exchange.

Subject to Sections 2.16 and 2.17, when Notes are presented to the Registrar or a co-Registrar with a request to register the transfer of such Notes or to exchange such Notes for an equal principal amount at maturity of Notes of other authorized denominations, the Registrar or co-Registrar shall promptly register the transfer or make the exchange as requested if its requirements for such transaction are met; *provided*, *however*, that the Notes surrendered for transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Registrar or co-Registrar, duly executed by the Holder thereof or his or her attorney duly authorized in writing. To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Notes at the Registrar's or co-Registrar's request. No service charge shall be made for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

The Registrar or co-Registrar shall not be required to register the transfer of or exchange of any Note (i) during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of Notes and ending at the close of business on the day of such mailing, (ii) selected for redemption in whole or in part pursuant to Article III, except the unredeemed portion of any Note being redeemed in part, and (iii) during a Change of Control Offer or an Asset Sale Offer if such Note is tendered pursuant to such Change of Control Offer or Asset Sale Offer and not withdrawn.

Any Holder of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Notes may be effected only through a book-entry system maintained by the Holder of such Global Note (or its agent), and that ownership of a beneficial interest in the Note shall be required to be reflected in a book-entry system.

SECTION 2.08.   Replacement Notes.

If a mutilated Note is surrendered to the Registrar or the Trustee, or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuer shall issue and the Trustee shall authenticate a replacement Note if the Holder of such Note furnishes to the Issuer and the Trustee evidence reasonably acceptable to them of the ownership and the destruction, loss or theft of such Note and if the requirements of Section 8-405 of the New York Uniform Commercial Code as in effect on the date of this Indenture are met. If required by the Trustee or the Issuer, an indemnity bond shall be posted, sufficient in the judgment of all to protect the Issuer, if any, the Trustee or any Paying Agent from any loss that any of them may suffer if such Note is replaced. The Issuer may charge such Holder for the Issuer's reasonable out-of-pocket expenses in replacing such Note and the Trustee may charge the Issuer for the Trustee's expenses (including, without limitation, attorneys' fees and disbursements) in replacing such Note. Every replacement Note shall constitute a contractual obligation of the Issuer.

SECTION 2.09.   Outstanding Notes.

The Notes outstanding at any time are all the Notes that have been authenticated by the Trustee except those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding. A Note does not cease to be outstanding because the Issuer or any of its Affiliates holds the Note (subject to the provisions of Section 2.10).

If a Note is replaced pursuant to Section 2.08 (other than a mutilated Note surrendered for replacement), it ceases to be outstanding unless a Responsible Officer of the Trustee receives proof satisfactory to it that the replaced Note is held by a *bona fide* purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.08.

If the principal or Accreted Value of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest ceases to accrue. If on a Redemption Date or the Maturity Date the Trustee or Paying Agent (other than the Issuer or an Affiliate thereof) holds U.S. Legal Tender or Government Securities sufficient to pay all of the Accreted Value of, premium, if any, and interest due on the Notes payable on that date, then on and after that date such Notes cease to be outstanding and interest on them ceases to accrue.

SECTION 2.10.   Treasury Notes.

In determining whether the Holders of the required principal amount at maturity of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer or any of its Affiliates shall be disregarded, except that, for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned shall be disregarded.

SECTION 2.11.   Temporary Notes.

Until definitive Notes are ready for delivery, the Issuer may prepare and the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Issuer considers appropriate for temporary Notes. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes. Until such exchange, temporary Notes shall be entitled to the same rights, benefits and privileges as definitive Notes. Notwithstanding the foregoing, so long as the Notes are represented by a Global Note, such Global Note may be in typewritten form.

SECTION 2.12.   Cancellation.

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for transfer, exchange or payment. The Trustee or, at the direction of the Trustee, the Registrar or the Paying Agent (other than the Issuer or a Subsidiary), and no one else, shall cancel and, at the written direction of the Issuer, shall dispose of all Notes surrendered for transfer, exchange, payment or cancellation in accordance with its customary procedures. Subject to Section 2.08, the Issuer may not issue new Notes to replace Notes that it has paid or delivered to the Trustee for cancellation. If the Issuer shall acquire any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the Indebtedness represented by such Notes unless and until the same are surrendered to the Trustee for cancellation pursuant to this Section 2.12.

SECTION 2.13.   Defaulted Interest.

If the Issuer defaults in a payment of interest on the Notes, it shall, unless the Trustee fixes another record date pursuant to Section 6.10, pay the defaulted interest, plus (to the extent lawful) any interest payable on the defaulted interest, in any lawful manner. The Issuer may pay the defaulted interest to the persons who are Holders on a subsequent special record date, which special record date shall be the fifteenth day next preceding the date fixed by the Issuer for the payment of defaulted interest or the next succeeding Business Day if such date is not a Business Day. At least 15 days before any such subsequent special record date, the Issuer shall mail to each Holder, with a copy to the Trustee, a notice that states the subsequent special record date, the payment date and the amount of defaulted interest, and interest payable on such defaulted interest, if any, to be paid. The Issuer may make payment of any defaulted interest in any other lawful manner not inconsistent with the requirements (if applicable) of any securities exchange on which the Notes may be listed and, upon such notice as may be required by such exchange, if, after written notice given by the Issuer to the Trustee of the proposed payment pursuant to this sentence, such manner of payment shall be deemed practicable by the Trustee.

SECTION 2.14. CUSIP Number.

The Issuer in issuing the Notes may use a "CUSIP" number, and if so, the Trustee shall use the CUSIP number in notices of redemption or exchange as a convenience to Holders; *provided*, *however*, that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP number printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes. The Issuer will promptly notify the Trustee of any change in the CUSIP numbers.

SECTION 2.15. Deposit of Moneys.

Prior to 10:00 a.m. New York City time on each Interest Payment Date, Maturity Date, Redemption Date, Change of Control Payment Date and Excess Proceeds Payment Date, the Issuer shall have deposited with the Paying Agent in immediately available funds money sufficient to make cash payments, if any, due on such Interest Payment Date, Maturity Date, Redemption Date, Change of Control Payment Date and Excess Proceeds Offer Payment Date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such Interest Payment Date, Maturity Date, Redemption Date, Change of Control Payment Date and Excess Proceeds Payment Date, as the case may be. The Accreted Value, premium and interest on Global Notes shall be payable to the Depositary or its nominee, as the case may be, as the sole registered owner and the sole Holder of the Global Notes represented thereby. The principal amount at maturity and interest on Physical Notes shall be payable, either in person or by mail, at the office of the Paying Agent.

SECTION 2.16. Book-Entry Provisions for Global Notes.

(a) Rule 144A Notes and Other Notes shall be represented by one or more notes in registered, global form without interest coupons (collectively, the "**Restricted Global Note**"). Regulation S Notes initially shall be represented by one or more notes in registered, global form without interest coupons (collectively, the "**Regulation S Global Note**," and, together with the Restricted Global Note and any other global notes representing Notes, the "**Global Notes**"). The Global Notes shall bear legends as set forth in Exhibit D. The Global Notes initially shall (i) be registered in the name of the Depositary or the nominee of such Depositary, in each case for credit to an account of an Agent Member, (ii) be delivered to the Trustee as custodian for such Depositary and (iii) bear legends as set forth in Exhibit B with respect to Restricted Global Notes and Exhibit C with respect to Regulation S Global Notes.

Members of, or direct or indirect participants in, the Depositary ("**Agent Members**") shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary, or the Trustee as its custodian, or under the Global Notes, and the Depositary may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the absolute owner of the Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder of any Note.

(b)   Transfers of Global Notes shall be limited to transfer in whole, but not in part, to the Depositary, its successors or their respective nominees. Interests of beneficial owners in the Global Notes may be transferred or exchanged for Physical Notes in accordance with the rules and procedures of the Depositary and the provisions of Section 2.17. In addition, a Global Note shall be exchangeable for Physical Notes if (i) requested by a Holder of such interests or (ii) the Depositary notifies the Issuer that it is unwilling or unable to continue as depository for such Global Note and the Issuer thereupon fails to appoint a successor depositary within 90 days. In all cases, Physical Notes delivered in exchange for any Global Note or beneficial interests therein shall be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures).

(c)   In connection with any transfer or exchange of a portion of the beneficial interest in any Global Note to beneficial owners pursuant to paragraph (b), the Registrar shall (if one or more Physical Notes are to be issued) reflect on its books and records the date and a decrease in the principal amount at maturity of the Global Note in an amount equal to the principal amount at maturity of the beneficial interest in the Global Note to be transferred, and the Issuer shall execute, and the Trustee shall upon receipt of a written order from the Issuer authenticate and make available for delivery, one or more Physical Notes of like tenor and amount.

(d)   In connection with the transfer of Global Notes as an entirety to beneficial owners pursuant to paragraph (b), the Global Notes shall be deemed to be surrendered to the Trustee for cancellation, and the Issuer shall execute, and the Trustee shall authenticate and deliver, to each beneficial owner identified by the Depositary in writing in exchange for its beneficial interest in the Global Notes, an equal aggregate principal amount at maturity of Physical Notes of authorized denominations.

(e)   Any Physical Note constituting a Restricted Security delivered in exchange for an interest in a Global Note pursuant to paragraph (b), (c) or (d) shall, except as otherwise provided by paragraphs (a)(i)(x) and (c) of Section 2.17, bear the Private Placement Legend or, in the case of the Regulation S Global Note, the legend set forth in Exhibit C, in each case, unless the Issuer determines otherwise in compliance with applicable law.

(f)   On or prior to the end of the "distribution compliance period" (as defined in Regulation S, the "**Restricted Period**"), a beneficial interest in a Regulation S Global Note may be transferred to a Person who takes delivery in the form of an interest in the corresponding Restricted Global Note only upon receipt by the Trustee of a written certification from the transferor to the effect that such transfer is being made (i) (a) to a Person that the transferor reasonably believes is a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A or (b) pursuant to another exemption from the registration requirements under the Securities Act which is accompanied by an Opinion of Counsel regarding the availability of such exemption and (ii) in accordance with all applicable securities laws of any state of the United States or any other jurisdiction.

(g)   Beneficial interests in the Restricted Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the

Trustee a written certificate to the effect that such transfer is being made in accordance with Regulation S or Rule 144 (if available).

(h)   Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in another Global Note shall, upon transfer, cease to be an interest in such Global Note and become an interest in such other Global Note and, accordingly, shall thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

(i)   The Holder of any Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes.

SECTION 2.17.   Special Transfer Provisions.

(a)   Transfers to Non-QIB Institutional Accredited Investors and Non-U.S. Persons. The following provisions shall apply with respect to the registration of any proposed transfer of a Note constituting a Restricted Security to any Institutional Accredited Investor which is not a QIB or to any Non-U.S. Person:

(i)   the Registrar shall register the transfer of any Note constituting a Restricted Security, whether or not such Note bears the Private Placement Legend, if (x) the requested transfer is after the second anniversary of the date of original issuance thereof or such other date as such Note shall be freely transferable under Rule 144 as certified in an Officers' Certificate or (y) (1) in the case of a transfer to an Institutional Accredited Investor which is not a QIB (excluding Non-U.S. Persons), the proposed transferee has delivered to the Registrar a certificate substantially in the form of Exhibit E hereto or (2) in the case of a transfer to a Non-U.S. Person (including a QIB), the proposed transferor has delivered to the Registrar a certificate substantially in the form of Exhibit F hereto; provided that, in the case of any transfer of a Note bearing the Private Placement Legend for a Note not bearing the Private Placement Legend, the Registrar has received an Officers' Certificate authorizing such transfer; and;

(ii)   if the proposed transferor is an Agent Member holding a beneficial interest in a Global Note, upon receipt by the Registrar of (x) the certificate, if any, required by paragraph (i) above and (y) instructions given in accordance with the Depositary's and the Registrar's procedures,

whereupon (a) the Registrar shall reflect on its books and records the date and (if the transfer does not involve a transfer of outstanding Physical Notes) a decrease in the principal amount at maturity of a Global Note in an amount equal to the principal amount at maturity of the beneficial interest in a Global Note to be transferred, and (b) the Registrar shall reflect on its books and records the date and an increase in the principal amount at maturity of a Global Note in an amount equal to the principal amount at maturity of the beneficial interest in the Global Note transferred or the Issuer shall execute and the Trustee shall authenticate and make available for delivery one or more Physical Notes of like tenor and amount.

(b)   Transfers to QIBs. The following provisions shall apply with respect to the registration or any proposed registration of transfer of a Note constituting a Restricted Security to a QIB (excluding transfers to Non-U.S. Persons):

(i)   the Registrar shall register the transfer if such transfer is being made by a proposed transferor who has checked the box provided for on such Holder's Note stating, or to a transferee who has advised the Issuer and the Registrar in writing, that it is purchasing the Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a QIB within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as it has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A; and

(ii)   if the proposed transferee is an Agent Member, and the Notes to be transferred consist of Physical Notes which after transfer are to be evidenced by an interest in the Global Note, upon receipt by the Registrar of instructions given in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and an increase in the principal amount at maturity of the Global Note in an amount equal to the principal amount at maturity of the Physical Notes to be transferred, and the Trustee shall cancel the Physical Notes so transferred.

(c)   Private Placement Legend. Upon the registration of transfer, exchange or replacement of Notes not bearing the Private Placement Legend, the Registrar shall deliver Notes that do not bear the Private Placement Legend. Upon the registration of transfer, exchange or replacement of Notes bearing the Private Placement Legend, the Registrar shall deliver only Notes that bear the Private Placement Legend unless (i) it has received the Officers' Certificate required by paragraph (a)(i)(y) of this Section 2.17, (ii) there is delivered to the Registrar an Opinion of Counsel reasonably satisfactory to the Issuer and the Trustee to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act or (iii) such Note has been sold pursuant to an effective registration statement under the Securities Act and the Registrar has received an Officers' Certificate from the Issuer to such effect or such Note has been exchanged in the exchange offer under the Registration Rights Agreement.

(d)   General. By its acceptance of any Note bearing the Private Placement Legend, each Holder of such Note acknowledges the restrictions on transfer of such Note set forth in this Indenture and in the Private Placement Legend and agrees that it will transfer such Note only as provided in this Indenture.

The Registrar shall retain for a period of two years copies of all letters, notices and other written communications received pursuant to Section 2.16 or this Section 2.17. The Issuer shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable notice to the Registrar.

The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depositary or other Person with respect to the accuracy of the books or records, or the acts or omissions, of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to or upon the order of the registered Holders (which shall be the Depository or its nominee on the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depositary subject to the applicable procedures of the Depositary. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

SECTION 2.18. Computation of Interest.

Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months and actual days elapsed.

ARTICLE III

REDEMPTION

SECTION 3.01. Notices to Trustee.

If the Issuer elects to redeem Notes pursuant to Section 5, 6 or 7 of the Notes, it shall notify the Trustee in writing of the Redemption Date, the Redemption Price and the principal amount at maturity of Notes to be redeemed. Subject to Section 3.03, the Issuer shall give notice of redemption to the Paying Agent and Trustee at least 30 days but not more than 60 days before the Redemption Date (unless a shorter notice shall be agreed to by the Trustee in writing), together with an Officers' Certificate stating that such redemption will comply with the conditions contained herein.

SECTION 3.02. Selection of Notes To Be Redeemed.

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1)   by lot; or

(2)   if such method is prohibited by the rules of any stock exchange on which the Notes are listed, by such method as the Trustee deems reasonable.

No Notes of a principal amount at maturity of $1,000 or less shall be redeemed in part.

SECTION 3.03.   Notice of Redemption.

At least 30 days but not more than 60 days before a Redemption Date, the Issuer shall mail a notice of redemption by first class mail, postage prepaid, to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture. At the Issuer's request, the Trustee shall forward the notice of redemption in the Issuer's name and at the Issuer's expense; *provided* that, in such case, the Trustee has received notice from the Issuer at least 45 days, but not more than 60 days, before a Redemption Date (unless a shorter notice shall be agreed to in writing by the Trustee). Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on Notes or portions of them called for redemption. Each notice of redemption shall identify the Notes (including the CUSIP number) to be redeemed and shall state:

(1)   the Redemption Date;

(2)   the Redemption Price and the amount of accrued interest, if any, to be paid;

(3)   the name and address of the Paying Agent;

(4)   that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price plus accrued interest, if any;

(5)   that, unless the Issuer defaults in making the redemption payment, Accreted Value or interest on Notes called for redemption ceases to accrete or accrue, as the case may be, on and after the Redemption Date, and the only remaining right of the Holders of such Notes is to receive payment of the Redemption Price upon surrender to the Paying Agent of the Notes redeemed;

(6)   if any Note is being redeemed in part, the portion of the principal amount at maturity of such Note to be redeemed and that, after the Redemption Date, and upon surrender of such Note, a new Note or Notes in aggregate principal amount at maturity equal to the unredeemed portion thereof will be issued;

(7)   if fewer than all the Notes are to be redeemed, the identification of the particular Notes (or portion thereof) to be redeemed, as well as the aggregate principal

amount at maturity of Notes to be redeemed and the aggregate principal amount at maturity of Notes to be outstanding after such partial redemption; and

(8)   the Section of the Notes pursuant to which the Notes are to be redeemed.

The notice, if mailed in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Notices of redemption may not be conditional.

SECTION 3.04.   Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03, Notes called for redemption become due and payable on the Redemption Date and at the Redemption Price plus accrued interest, if any. Upon surrender to the Trustee or Paying Agent, such Notes called for redemption shall be paid at the Redemption Price (which shall include accrued interest thereon to the Redemption Date), but installments of interest, the maturity of which is on or prior to the Redemption Date, shall be payable to Holders of record at the close of business on the relevant Record Dates. On and after the Redemption Date interest shall cease to accrue on Notes or portions thereof called for redemption.

SECTION 3.05.   Deposit of Redemption Price.

On or before 10:00 a.m. New York time on the Redemption Date, the Issuer shall deposit with the Paying Agent U.S. Legal Tender sufficient to pay the Redemption Price plus accrued interest, if any, of all Notes to be redeemed on that date.

If the Issuer complies with the preceding paragraph, then, unless the Issuer defaults in the payment of such Redemption Price plus accrued interest, if any, on the Notes to be redeemed will cease to accrue or accrete interest on and after the applicable Redemption Date, whether or not such Notes are presented for payment.

SECTION 3.06.   Notes Redeemed in Part.

If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount at maturity thereof to be redeemed. A new Note in principal amount at maturity equal to the unredeemed portion of the original Note shall be issued in the name of the Holder thereof upon cancellation of the original Note.

ARTICLE IV

COVENANTS

SECTION 4.01.   Payment of Notes.

(a)   The Issuer shall pay the principal of (and premium, if any) and interest on the Notes on the dates and in the manner provided in the Notes and this Indenture. An installment of principal of premium, if any, or interest on the Notes shall be considered paid on the date it is due if the Trustee or Paying Agent (other than the Issuer or an Affiliate thereof) holds on that date U.S. Legal Tender designated for and sufficient to pay the installment. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

(b)   The Issuer shall pay interest on overdue principal amount at maturity (including, without limitation, post petition interest in a proceeding under any Bankruptcy Law), and overdue interest, to the extent lawful, at the same rate *per annum* borne by the Notes.

SECTION 4.02.   Maintenance of Office or Agency.

(a)   The Issuer shall maintain in the Borough of Manhattan, The City of New York, the office or agency required under Section 2.04. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 12.02.

(b)   The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c)   The Issuer hereby initially designates U.S. Bank National Association, U.S. Bank Trust New York, 100 Wall Street, Suite 1600, New York, NY 10005 as one such office or agency of the Issuer in accordance with Section 2.04.

SECTION 4.03.   Corporate Existence.

Except as otherwise permitted by Article V, the Issuer shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence in accordance with its organizational documents and the rights (charter and statutory) and material franchises of the Issuer.

SECTION 4.04.   Payment of Taxes and Other Claims.

The Issuer shall, and shall cause each of its Restricted Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed upon it or any of its Restricted Subsidiaries or upon the income, profits or property of it or any of its Restricted Subsidiaries and (b) all lawful claims for labor, materials and supplies which, in each case, if unpaid, might by law become a material liability or Lien upon the property of it or any of its Restricted Subsidiaries; *provided, however*, that the Issuer shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

SECTION 4.05.   Maintenance of Properties and Insurance.

(a)   The Issuer shall cause all material properties owned by or leased by it or any of its Restricted Subsidiaries used or useful to the conduct of its business or the business of any of its Restricted Subsidiaries to be maintained and kept in normal condition, repair and working order and supplied with all necessary equipment and shall cause to be made all repairs, renewals, replacements, and betterments thereof, all as in its judgment may be necessary, so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *provided, however*, that nothing in this Section 4.05 shall prevent the Issuer or any of its Restricted Subsidiaries from discontinuing the use, operation or maintenance of any of such properties, or disposing of any of them, if such discontinuance or disposal is, in the judgment of the management of the Issuer or any such Restricted Subsidiary desirable in the conduct of the business of the Issuer or any such Restricted Subsidiary; *provided, further*, that nothing in this Section 4.05 shall prevent the Issuer or any of its Restricted Subsidiaries from discontinuing or disposing of any properties to the extent otherwise permitted by this Indenture.

(b)   The Issuer shall maintain, and shall cause its Restricted Subsidiaries to maintain, insurance with responsible carriers against such risks and in such amounts, and with such deductibles, retentions, self-insured amounts and co-insurance provisions, as are customarily carried by similar businesses of similar size, including property and casualty loss, workers' compensation and interruption of business insurance.

SECTION 4.06.   Compliance Certificate; Notice of Default.

(a)   The Issuer shall deliver to the Trustee, within 90 days after the close of each fiscal year commencing with the fiscal year ending December 31, 2003, an Officers' Certificate stating that a review of the activities of the Issuer and its Subsidiaries has been made under the supervision of the signing Officers with a view to determining whether the Issuer has kept, observed, performed and fulfilled its obligations under this Indenture and further stating, as to each such Officer signing such certificate, that to the best of such Officer's knowledge, the Issuer during such preceding fiscal year has kept, observed, performed and fulfilled each and every such covenant and no Default occurred during such year and at the date of such certificate there is no Default that has occurred and is continuing or, if such signers do know of such Default, the certificate shall describe its status with particularity. The Officers' Certificate shall also notify the Trustee should the Issuer elect to change the manner in which it fixes its fiscal year end.

(b)   The Issuer shall deliver to the Trustee as soon as possible, and in any event within fifteen days after the Issuer becomes aware of the occurrence of any Default, an Officers' Certificate specifying the Default and describing its status with particularity and the action proposed to be taken thereto.

(c)   The Issuer's fiscal years currently end on December 31. The Issuer will provide written notice to the Trustee of any change in its fiscal year.

SECTION 4.07.   Compliance with Laws.

The Issuer shall comply, and shall cause each of its Restricted Subsidiaries to comply, with all applicable statutes, rules, regulations, orders and restrictions of the United States, all states and municipalities thereof, and of any governmental department, commission, board, regulatory authority, bureau, agency and instrumentality of the foregoing, in respect of the conduct of their respective businesses and the ownership of their respective properties, except, in any such case, to the extent the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Issuer and its Restricted Subsidiaries taken as a whole.

SECTION 4.08.   Waiver of Stay, Extension or Usury Laws.

The Issuer covenants (to the extent permitted by applicable law) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law that would prohibit or forgive the Issuer from paying all or any portion of the principal of, premium, if any, and/or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture, and (to the extent permitted by applicable law) the Issuer hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 4.09.   Change of Control.

(a)   Upon the occurrence of a Change of Control, each Holder will have the right to require the repurchase of all or any part of such Holder's Notes pursuant to an offer (the "**Change of Control Offer**") at a purchase price equal to 101% of the Accreted Value thereof plus accrued and unpaid interest to the date of purchase (the "**Change of Control Payment**") on terms set forth in this Indenture.

(b)   Immediately following any Change of Control, the Issuer is required to mail a notice to the Trustee and to each Holder stating:

(i)   that the Change of Control Offer is being made pursuant to this Section 4.09 and that all Notes tendered will be accepted for payment;

(ii)   the amount of the Change of Control Payment and the purchase date (the "**Change of Control Payment Date**"), which may not be earlier than 30 days nor later than 60 days from the date such notice is mailed;

(iii)   that any Note not tendered will continue to accrete or accrue interest;

(iv)   that, unless the Issuer defaults in the payment thereof, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrete or accrue interest on and after the Change of Control Payment Date;

(v)   that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to be purchased to the Paying Agent at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

(vi)   that Holders will be entitled to withdraw Notes they have tendered on the terms and conditions set forth in such notice; and

(vii)   that Holders whose Notes are being purchased only in part will be issued new notes (or book-entry notation made with respect thereto) equal in principal amount at maturity to the unpurchased portion of the Notes tendered; *provided* that the portion of each Note purchased and each such new note issued (or book-entry notation, if applicable) shall be in a principal amount of $1,000 at maturity or an integral multiple thereof.

(c)   On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(i)   accept for payment all Notes or portions thereof tendered pursuant to the Change of Control Offer and not withdrawn;

(ii)   deposit with the Paying Agent an amount sufficient to pay the Change of Control Payment in respect of all Notes or portions thereof so tendered and not withdrawn; and

(iii)   deliver or cause to be delivered to the Trustee all Notes so tendered and not withdrawn together with an Officers' Certificate specifying the Notes or portions thereof tendered to the Issuer.

(d)   The Paying Agent will promptly mail to each Holder of Notes so tendered and not withdrawn the Change of Control Payment in respect of such Notes, and the Trustee will promptly authenticate and mail to such Holder a new Note (or cause to be transferred by book entry) equal in principal amount at maturity to any unpurchased portion of the Notes surrendered; *provided* that each such new Note shall be in a principal amount at maturity of $1,000 or an integral multiple thereof. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Notwithstanding the foregoing, the Issuer shall not be required to make a Change of Control Offer as described above if it shall have provided a notice of redemption to the Trustee pursuant to Section 3.01 hereof in respect of a redemption of the Notes permitted by Section 5 (b) of the Notes.

(e)   The Issuer will comply, and will cause any third party making a Change of Control Offer to comply, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with a Change of Control Offer. To the extent the provisions of any applicable securities laws or regulations conflict with the provisions of this Indenture relating to a Change of Control Offer, the Issuer will not be deemed to have breached its obligations under this Indenture by virtue of complying with such laws or regulations.

SECTION 4.10.   Limitation on Additional Indebtedness.

(a)   The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (each, an "**incurrence**") any Indebtedness, including, without limitation, Acquired Indebtedness; *provided, however,* that (A) the Issuer may incur Indebtedness if (i) no Default or Event of Default shall have occurred and be continuing at the time of, or after giving effect to, the incurrence of such Indebtedness and (ii) the Consolidated Cash Flow Coverage Ratio of the Issuer for the four full fiscal quarters ending immediately prior to the date of the incurrence of such additional Indebtedness is at least 2.0 to 1.0 and (B) Nortek may incur Indebtedness if (i) no Default or Event of Default shall have occurred and be continuing at the time of, or after giving effect to, the incurrence of such Indebtedness and (ii) the Consolidated Cash Flow Coverage Ratio of Nortek for the four full fiscal quarters ending immediately prior to the date of the incurrence of such additional Indebtedness is at least 2.0 to 1.0.

(b)   Section 4.10(a) shall not prohibit, without duplication:

(1)   Existing Indebtedness;

(2)   Indebtedness of the Issuer represented by the Notes issued on the Issue Date;

(3)   Indebtedness of the Issuer and its Restricted Subsidiaries under the Nortek Credit Facility; *provided* that the aggregate principal amount of Indebtedness (including the available undrawn amount of any letters of credit issued thereunder) so incurred on any date, together with all other Indebtedness incurred pursuant to this clause (3) and outstanding on such date, shall not exceed the greater of (a) $75 million and (b) the sum of 85% of Eligible Receivables of Nortek and its Subsidiaries plus 65% of Eligible Inventory of Nortek and its Subsidiaries;

(4)   Indebtedness of (a) Broan-NuTone Canada, Inc. and any Canadian Subsidiaries which are Restricted Subsidiaries under the Broan-NuTone Canada, Inc. Credit Facility; *provided* that (i) the aggregate outstanding principal amount (including the available undrawn amount of any letters of credit issued thereunder) so incurred on any date, together with all other Indebtedness incurred pursuant to this clause (4) and outstanding on such date, shall not exceed the greater of (x) $50 million (Canadian) and (y) the sum of 85% of Eligible Receivables of Broan-NuTone Canada, Inc. and the Canadian Subsidiaries which are Restricted Subsidiaries plus 65% of Eligible Inventory of Broan-NuTone Canada, Inc. and the Canadian Subsidiaries which are Restricted Subsidi-

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aries (but without duplication of any such Eligible Receivables or Eligible Inventory of Broan-NuTone Canada, Inc. and the Canadian Subsidiaries used as a basis to incur Indebtedness pursuant to clause (3) above) and (ii) such Indebtedness shall be secured only by Liens on assets of Broan-NuTone Canada, Inc. and the Canadian Subsidiaries which are Restricted Subsidiaries, and (b) Nortek under its limited guarantee of not more than $30 million (Canadian) of the Indebtedness of Broan-NuTone Canada, Inc. and the Canadian Subsidiaries which are Restricted Subsidiaries under the Broan-NuTone Canada, Inc. Credit Facility;

(5)   Indebtedness of NuTone and any NuTone Subsidiary not exceeding at any time $6 million in aggregate outstanding principal amount and, if secured, secured only by Liens on assets of NuTone and any NuTone Subsidiary;

(6)   Indebtedness of the Issuer to any of its Wholly-Owned Subsidiaries that is a Restricted Subsidiary (*provided* that such Indebtedness is contractually subordinated in right of payment to the Notes) or Indebtedness of any Subsidiary of the Issuer that is a Restricted Subsidiary to the Issuer or to any other Wholly-Owned Subsidiary of the Issuer that is a Restricted Subsidiary; *provided* that if the Issuer or any of its Restricted Subsidiaries incurs Indebtedness to a Wholly-Owned Subsidiary of the Issuer that is a Restricted Subsidiary which, at any time after such incurrence, ceases to be a Wholly-Owned Subsidiary or ceases to be a Restricted Subsidiary, then all such Indebtedness in excess of the amount of Allowable Subsidiary Loans shall be deemed to have been incurred at the time such former Wholly-Owned Subsidiary ceases to be a Wholly-Owned Subsidiary of the Issuer or ceases to be a Restricted Subsidiary;

(7)   Indebtedness of the Issuer and its Restricted Subsidiaries under Interest Rate Agreements, Currency Agreements and Commodity Agreements; *provided* that (a) in the case of Interest Rate Agreements, such Interest Rate Agreements related to Indebtedness permitted to be incurred under this Indenture and the notional principal amount of the obligations of the Issuer and its Restricted Subsidiaries under such Interest Rate Agreements does not exceed the principal amount of such Indebtedness, and (b) in the case of Currency Agreements that relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of the Issuer and its Restricted Subsidiaries outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(8)   Indebtedness of the Issuer and its Restricted Subsidiaries incurred in the ordinary course of business under guaranties of Indebtedness of suppliers, licensees, franchisees or customers;

(9)   Indebtedness incurred by the Issuer and its Restricted Subsidiaries consisting of Purchase Money Obligations and Capital Lease Obligations not exceeding at any time $30 million in aggregate outstanding principal amount;

(10)   Acquired Indebtedness incurred by a Restricted Subsidiary of Nortek to the extent such Indebtedness could have been incurred by Nortek under the Consolidated

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Cash Flow Coverage Ratio test set forth in clause (B) of Section 4.10(a), after giving pro forma effect to the acquisition of such Restricted Subsidiary by Nortek;

(11)   Indebtedness of any Restricted Subsidiary existing at the time of the designation of such Subsidiary as a Restricted Subsidiary in accordance with the terms of this Indenture if immediately prior to such designation such Subsidiary was an Unrestricted Subsidiary; *provided* that, after giving pro forma effect to such designation, such Indebtedness could have been incurred by Nortek under the limitations set forth in clause (B) of Section 4.10(a); and *provided, further,* that none of the Issuer or any of its other Restricted Subsidiaries shall provide credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or otherwise be at any time, directly or indirectly liable (as a guarantor or otherwise), for such existing Indebtedness, except to the extent the Issuer or any of its Restricted Subsidiaries could become so liable in accordance with the provisions of this Section 4.10 (other than solely in accordance with clause (6) above or this clause (11));

(12)   Indebtedness of the Issuer and its Restricted Subsidiaries in respect of performance bonds, bankers' acceptances, letters of credit, short-term overdraft facilities and surety or appeal bonds incurred or provided in the ordinary course of business;

(13)   Indebtedness of (a) Nortek Holding B.V. and its Subsidiaries arising out of advances on exports, advances on imports, advances on trade receivables, factoring of receivables and similar transactions in the ordinary course of business and, if secured, secured only by Liens on assets of Nortek Holding B.V. and its Subsidiaries and (b) Nortek under its limited guarantee of not more than $20 million of any such Indebtedness of Nortek Holding B.V. and its Subsidiaries;

(14)   other Indebtedness of the Issuer and its Restricted Subsidiaries not to exceed at any time $35 million in aggregate outstanding principal amount;

(15)   Liens permitted under Section 4.12; and

(16)   Indebtedness ("**Refinancing Indebtedness**") created, incurred, issued, assumed or guaranteed in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, substitute or refund ("**refinance**"), Indebtedness described in Section 4.10(a) or referred to in clauses (1) through (14) above; *provided, however,* that

(a)   the principal amount of such Refinancing Indebtedness (or if such Refinancing Indebtedness is issued at a price less than the principal amount thereof, the original issue amount of such Refinancing Indebtedness), together with the principal amount of any remaining Indebtedness under the agreement or instrument governing the Indebtedness being refinanced,

(1)   in the case of Refinancing Indebtedness incurred to refinance Indebtedness permitted to be incurred under any of clauses (3), (4), (5) and (14) above, shall not, when added to all other Indebtedness outstanding under such clause, exceed the aggregate amount of Indebtedness

permitted to be incurred under such clause (plus accrued interest on the Indebtedness to be refinanced and the amount of reasonable expenses, costs and fees and the amount of prepayment premiums and penalties incurred in connection with the refinancing thereof), and

(2)   in the case of Refinancing Indebtedness incurred to refinance Indebtedness permitted to be incurred under any of clauses (1), (2) and (6) through (13) above, shall not exceed the aggregate amount of such Indebtedness outstanding at the time of such refinancing, in each case, after giving effect to any mandatory reductions in principal or other repayments required under the agreement or instrument governing such Indebtedness (plus accrued interest on the Indebtedness to be refinanced and the amount of reasonable expenses, costs and fees and the amount of prepayment premiums and penalties incurred in connection with the refinancing thereof);

(b)   such Refinancing Indebtedness shall be subordinated in right of payment to the Notes at least to the same extent as the Indebtedness to be refinanced;

(c)   such Refinancing Indebtedness shall have an Average Life and Stated Maturity equal to, or greater than, the Average Life and Stated Maturity of the Indebtedness to be refinanced at the time of such incurrence;

(d)   the proceeds of such Refinancing Indebtedness, if incurred by a Restricted Subsidiary of the Issuer, shall not be used to refinance Indebtedness of the Issuer or another Subsidiary of the Issuer; and

(e)   the incurrence of any such Refinancing Indebtedness is substantially simultaneous with the refinancing of the Indebtedness to be refinanced.

(c)   Notwithstanding any other provision in this Section 4.10, the Issuer will not permit Nortek to refinance or redeem the 9⅞% Notes or issue additional Indebtedness (other than Senior Indebtedness) unless Nortek executes a guarantee satisfactory in form and substance to the Trustee, pursuant to which Nortek fully and unconditionally guarantees the Notes; *provided* that such guarantee shall be subordinated to Senior Indebtedness of Nortek in substantially the same manner that the 9⅞% Notes are subordinated to Senior Indebtedness; *provided, further*, that the obligation to execute any such guarantee shall not apply if and for as long as such guarantee is restricted by the terms of any Senior Indebtedness of Nortek. The Issuer will not permit Nortek to issue any Indebtedness (other than Senior Indebtedness) after the Issue Date that restricts or prohibits the guarantee of Nortek required by the prior sentence.

(d)   For purposes of this Section 4.10, the accretion of original issue discount on Indebtedness shall not be deemed to be an incurrence of Indebtedness.

SECTION 4.11.   Restricted Payments.

(a)   The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(A)   declare or pay any dividend on, or make any distribution in respect of the Issuer's or any of its Restricted Subsidiary's Capital Stock or other Equity Interests, except to the extent any such dividend or other distribution is (a) actually received by the Issuer or a Restricted Subsidiary thereof or (b) payable solely in shares of Capital Stock or other Equity Interests (other than Redeemable Stock or Capital Stock convertible into any security other than such Capital Stock) of the Issuer or such Restricted Subsidiary, as the case may be;

(B)   purchase, redeem or otherwise acquire or retire for value any Capital Stock or other Equity Interests of the Issuer or any of its Restricted Subsidiaries (other than Capital Stock or other Equity Interests held by the Issuer or any Wholly-Owned Subsidiary of the Issuer that is a Restricted Subsidiary);

(C)   prepay, repay, purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to a scheduled repayment date, scheduled mandatory sinking fund payment date or maturity date, any Indebtedness of the Issuer that is subordinate in right of payment to the Notes (other than in connection with any refinancing of such Indebtedness permitted by this Indenture); or

(D)   make any Investment other than Permitted Investments

(each such action described in any of clauses (A) through (D) above being referred to as a "**Restricted Payment**") if, at the time of such Restricted Payment,

(1)   a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof;

(2)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made on or after the Issue Date (including, without duplication, Restricted Payments described in Section 4.11(b) (other than clause (5) thereof), exceeds the sum of

(A)   the sum of (i) $25 million plus (ii) 50% of cumulative Consolidated Net Income of the Issuer for the period commencing on October 5, 2003 through the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment (it being understood that for purposes of determining cumulative Consolidated Net Income of the Issuer pursuant to this clause (2)(A) only, the Issuer's non-cash interest expense and amortization of original issue discounts shall be excluded) (*provided* that if the amount of cumulative Consolidated Net Income of the Issuer divided by the number of full fiscal quarters of the Issuer in the applicable period exceeds $5.25 million, then such amount shall equal (i) 50% of the product of $5.25 million multiplied by the number of full fiscal quarters in such period plus (ii) 75% of the amount in excess of the product of $5.25 million multiplied by the number of full fiscal quarters in such period) (or, if cumulative Consolidated Net Income of the Issuer shall be a deficit, minus 100% of such deficit);

(B)   the aggregate net cash proceeds, and the Fair Market Value of any property other than cash, if any, received by the Issuer (other than from a Restricted Subsidiary of the Issuer) from the issuance and sale at any time after the Issue Date of either Capital Stock of the Issuer (other than Redeemable Stock or any Capital Stock convertible into any security other than such Capital Stock) or Indebtedness that is convertible into Capital Stock of the Issuer (other than Redeemable Stock or any Capital Stock convertible into any security other than such Capital Stock), to the extent such Indebtedness is actually converted into such Capital Stock;

(C)   an amount equal to any cash and the Fair Market Value (at the time of receipt) of other assets received by the Issuer or any of its Restricted Subsidiaries after the Issue Date as a dividend or other distribution from any Unrestricted Subsidiary; and

(D)   the Fair Market Value of any Investment held by either the Issuer or any Restricted Subsidiary of the Issuer in any Unrestricted Subsidiary at the time such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary in accordance with the provisions of this Indenture; or

(3)   (a) in the case of a Restricted Payment made by the Issuer, the Issuer could not incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Cash Flow Coverage Ratio test set forth in clause (A) of Section 4.10(a), or (b) in the case of a Restricted Payment made by Nortek or any of its Restricted Subsidiaries, Nortek could not incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Cash Flow Coverage Ratio test forth in clause (B) of Section 4.10(a).

(b)   Section 4.11(a) shall not prohibit, so long as no Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof:

(1)   the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of this Indenture;

(2)   the declaration and payment by a Restricted Subsidiary of the Issuer which is required to file periodic reports under Section 13 or 15(d) of the Exchange Act (a "**Reporting Subsidiary**") of dividends on its common stock to all holders of such common stock on a pro rata basis out of funds legally available for the payment of dividends; *provided* that the amount of such dividends in any fiscal year of such Reporting Subsidiary shall not exceed 25% of the Consolidated Net Income of such Reporting Subsidiary for the immediately preceding fiscal year;

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(3)   the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Issuer, options to purchase such shares or related stock appreciation rights or similar securities held by current or former officers, employees or directors (or their estates or beneficiaries under their estates) of the Issuer or any Restricted Subsidiary; *provided* that the aggregate consideration paid for such purchase, redemption, cancellation or other retirement after the date hereof does not exceed $7.5 million in the aggregate in any fiscal year of the Issuer;

(4)   the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness of the Issuer that is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock of the Issuer (other than Redeemable Stock or any Capital Stock convertible into any security other than such Capital Stock); or

(5)   the declaration and payment of dividends or other distributions to the holders of capital stock of or other equity interests in the Issuer with the proceeds received on the Issue Date by the Issuer from the sale of the Notes.

SECTION 4.12.   Liens.

(a)   The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on:

(1)   any Principal Property,

(2)   any shares of Capital Stock of any Restricted Subsidiary of the Issuer held by the Issuer or, in the case of a Lien securing Indebtedness of the Issuer, any shares of Capital Stock of any Restricted Subsidiary of the Issuer held by any other Restricted Subsidiary of the Issuer or

(3)   any Indebtedness owed by any Restricted Subsidiary of the Issuer to the Issuer or, in the case of a Lien securing Indebtedness of the Issuer, any Indebtedness owed by any Restricted Subsidiary of the Issuer to any other Restricted Subsidiary of the Issuer,

without making effective provision for the Notes and all other amounts due under this Indenture to be directly secured equally and ratably with (or, if the Indebtedness or other obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the Indebtedness or other obligation or liability secured by such Lien.

(b)   Section 4.12(a) shall not prohibit:

(1)   Liens existing on the Issue Date;

(2)   Liens securing Indebtedness under the Nortek Credit Facility;

(3)   Liens securing Indebtedness of a Restricted Subsidiary that is permitted to be incurred under Section 4.10; *provided* that this clause (3) will only permit Liens securing Indebtedness incurred by Nortek if such Indebtedness constitutes Senior Indebtedness of Nortek;

(4)   Liens with respect to the assets of a Restricted Subsidiary of the Issuer granted by such Restricted Subsidiary to the Issuer to secure Indebtedness owing to the Issuer;

(5)   Liens in respect of Indebtedness permitted by clause (4), (5), (9), (12) or (13) of Section 4.10(b);

(6)   Liens securing Refinancing Indebtedness incurred to refinance Indebtedness that has been secured by a Lien permitted under this Indenture; *provided* that such Liens do not extend to or cover any property or assets of the Issuer or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced; and

(7)   Permitted Liens.

SECTION 4.13.   Limitation on Use of Proceeds from Asset Sales.

(a)   The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(1)   the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of any such Asset Sale having a value (including the Fair Market Value of any non-cash consideration) at least equal to the Fair Market Value of the securities or assets being sold or otherwise disposed of, and

(2)   at least 75% of the consideration from such Asset Sale is received in the form of cash, Cash Equivalents (together with cash, "**Cash Proceeds**") or indebtedness for borrowed money of the Issuer or such Restricted Subsidiary that is assumed by the transferee of any such assets or any such indebtedness of any Restricted Subsidiary of the Issuer whose stock is purchased by the transferee.

(b)   Any Net Cash Proceeds

(1)   in excess of the amount of cash applied by the Issuer or any Restricted Subsidiary of the Issuer during the period beginning 12 months prior to the date of the Asset Sale and ending 12 months after the date of such Asset Sale to purchase any business that is, or any properties and assets used primarily in, the same or a related business as those owned and operated by the Issuer and its Subsidiaries as of the Issue Date or at the date of such Asset Sale and

(2)   not applied within 13 months after the date of the Asset Sale to reduce Indebtedness under the Nortek Credit Agreement, Indebtedness of a Restricted Subsidiary or other Indebtedness of the Issuer that ranks *pari passu* with the Notes (*provided* that if

the Issuer shall so reduce Indebtedness of the Issuer that ranks *pari passu* with the Notes, it will equally and ratably reduce Indebtedness under the Notes by making an offer (in accordance with the procedures set forth below for an Excess Proceeds Offer) to all Holders to purchase a pro rata amount of Accreted Value of the Notes at a purchase price equal to 100% of the Accreted Value thereof, plus accrued and unpaid interest, if any)

shall be deemed to be "**Excess Proceeds**"; *provided* that, if an offer to purchase any Indebtedness of Nortek or any of its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to reduce the Indebtedness of such Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and no Excess Proceeds in the amount of such offer will be deemed to exist following such offer.

(c)   When the aggregate amount of Excess Proceeds exceeds $10 million, the Issuer shall make an offer (the "**Excess Proceeds Offer**") to apply the Excess Proceeds to purchase the Notes. The Excess Proceeds Offer must be in cash in an amount equal to 100% of the Accreted Value of the Notes plus accrued and unpaid interest, if any, thereon to the date fixed for the closing of such offer, substantially in accordance with the procedures set forth below.

(d)   To the extent that the aggregate Accreted Value of Notes tendered pursuant to the Excess Proceeds Offer is less than the Excess Proceeds, the Issuer may use the remaining Excess Proceeds for general corporate purposes and such amounts shall no longer be deemed Excess Proceeds. If the aggregate Accreted Value of Notes surrendered by Holders exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis, subject to the limitation on the authorized denominations of the Notes.

(e)   Immediately following any Excess Proceeds Offer, the Issuer is required to mail a notice to the Trustee and to each Holder stating:

(i)   that the Excess Proceeds Offer is being made pursuant to this Section 4.13 and that all Notes tendered will be accepted for payment;

(ii)   the amount of the Excess Proceeds Payment and the purchase date (the "**Excess Proceeds Payment Date**"), which may not be earlier than 30 days nor later than 60 days from the date such notice is mailed;

(iii)   that any Note not tendered will continue to accrete or accrue interest;

(iv)   that, unless the Issuer defaults in the payment thereof, all Notes accepted for payment pursuant to the Excess Proceeds Offer will cease to accrete or accrue interest on and after the Excess Proceeds Payment Date;

(v)   that Holders electing to have any Notes purchased pursuant to an Excess Proceeds Offer will be required to surrender the Notes to be purchased to the Paying Agent at the address specified in the notice prior to the close of business on the third business day preceding the Excess Proceeds Payment Date;

(vi)   that Holders will be entitled to withdraw Notes they have tendered on the terms and conditions set forth in such notice; and

(vii)   that Holders whose Notes are being purchased only in part will be issued new notes (or book-entry notation made with respect thereto) equal in principal amount at maturity to the unpurchased portion of the Notes tendered; *provided* that the portion of each Note purchased and each such new note issued (or book-entry notation, if applicable) shall be in a principal amount of $1,000 at maturity or an integral multiple thereof.

(f)   On the Excess Proceeds Payment Date, the Issuer will, to the extent lawful:

(i)   accept for payment all Notes or portions thereof tendered pursuant to the Excess Proceeds Offer and not withdrawn;

(ii)   deposit with the Paying Agent an amount sufficient to pay the Excess Proceeds Payment in respect of all Notes or portions thereof so tendered and not withdrawn; and

(iii)   deliver or cause to be delivered to the Trustee all Notes so tendered and not withdrawn together with an Officers' Certificate specifying the Notes or portions thereof tendered to the Issuer.

(g)   The Paying Agent will promptly mail to each Holder of Notes so tendered and not withdrawn the Excess Proceeds Payment in respect of such Notes, and the Trustee will promptly authenticate and mail to such Holder a new Note (or cause to be transferred by book entry) equal in principal amount at maturity to any unpurchased portion of the Notes surrendered; *provided* that each such new Note shall be in a principal amount at maturity of $1,000 or an integral multiple thereof. The Issuer will publicly announce the results of the Excess Proceeds Offer on or as soon as practicable after the Excess Proceeds Payment Date.

(h)   The Issuer will comply, and will cause any third party making an Excess Proceeds of Control Offer to comply, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with Excess Proceeds Offer. To the extent the provisions of any applicable securities laws or regulations conflict with the provisions of this Indenture relating to an Excess Proceeds Offer, the Issuer will not be deemed to have breached its obligations under this Indenture by virtue of complying with such laws or regulations.

SECTION 4.14.   Limitation on Transactions with Affiliates.

(a)   Except as otherwise permitted under this Indenture, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, make any Investment, loan, advance, guarantee or capital contribution to, or for the benefit of, or sell, lease or otherwise transfer or dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, any Affiliate of the Issuer or any of its Restricted Subsidiaries, unless:

(1)   such transaction or series of transactions is in the best interests of the Issuer or such Restricted Subsidiary based on all relevant facts and circumstances;

(2)   such transaction or series of transactions is fair to the Issuer or such Restricted Subsidiary and on terms that are no less favorable to the Issuer or such Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a Person that is not an Affiliate of the Issuer or any of its Restricted Subsidiaries; and

(3)   (a) with respect to a transaction or series of transactions involving aggregate payments in excess of $5 million, the Board of Directors and a majority of the Disinterested Directors shall approve such transaction or series of transactions by a Board Resolution evidencing their determination that such transaction or series of transactions complies with clauses (1) and (2) above, and (b) with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $15 million, the Issuer receives a written opinion from a nationally recognized investment bank or valuation firm or, with respect to a transaction requiring the valuation of real property, a nationally recognized real estate appraisal firm, that such transaction or series of transactions is fair to the Issuer or such Restricted Subsidiary from a financial point of view.

(b)   Section 4.14(a) shall prohibit:

(1)   any payment of money or issuance of securities by the Issuer or any Restricted Subsidiary of the Issuer pursuant to employment agreements or arrangements and employee benefit plans, including reimbursement or advancement of out-of-pocket expenses and directors' and officers' liability insurance;

(2)   reasonable and customary payments and other benefits (including indemnification) provided to directors for service on the Board of Directors of the Issuer or any of its Restricted Subsidiaries and reimbursement of expenses related thereto;

(3)   agreements and instruments to which Kelso & Company, L.P. or any of its Affiliates is a party which are in effect on the Issue Date or any instruments or securities held by Kelso & Company, L.P. or any of its Affiliates on the Issue Date or the payment of fees, reimbursements, indemnifications and other amounts and other transactions pursuant to such agreements, instruments or securities; or

(4)   transactions between the Issuer and any Restricted Subsidiary of the Issuer, or between one Restricted Subsidiary of the Issuer and another Restricted Subsidiary of the Issuer; *provided* that not more than 20% of any such Restricted Subsidiary is owned by any Affiliate of the Issuer or any of its Restricted Subsidiaries (other than the Issuer or a Wholly-Owned Subsidiary of the Issuer which is a Restricted Subsidiary).

SECTION 4.15.   Limitations on Certain Restrictions Affecting Subsidiaries.

(a)   The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or enter into or otherwise cause or permit to exist or become effective any agreement with any Person that would cause any consensual encumbrance or restrictions on the ability of any such Restricted Subsidiary to:

(1)   pay dividends or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits, owned by the Issuer or any of its Restricted Subsidiaries,

(2)   pay or repay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries which owns Equity Interests in such Restricted Subsidiary,

(3)   make loans or advances to the Issuer or any of its Restricted Subsidiaries which owns Equity Interests in such Restricted Subsidiary,

(4)   transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries which owns Equity Interests in such Restricted Subsidiary, or

(5)   guarantee any Indebtedness of the Issuer or any other Restricted Subsidiary of the Issuer.

(b)   Section 4.15(a) will not prohibit encumbrances or restrictions existing under or by reason of:

(1)   applicable law,

(2)   this Indenture,

(3)   customary nonassignment provisions of any lease governing a leasehold interest of the Issuer or any of its Restricted Subsidiaries,

(4)   any instrument governing Indebtedness of a Person acquired by the Issuer or any of its Restricted Subsidiaries at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired,

(5)   agreements existing as of the Issue Date,

(6)   the Nortek Credit Facility,

(7)   the Broan-NuTone Canada, Inc. Credit Facility,

(8)   (i) any agreement effecting a refinancing of Indebtedness issued pursuant to any agreement or instrument referred to in clause (4) or (5) above or this clause (8), or (ii) any other agreement pursuant to which any Restricted Subsidiary of the Issuer incurs Indebtedness after the Issue Date in accordance with Section 4.10, and, in each case, either:

(A)   the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to the Issuer, taken as a whole,

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as determined by the Board of Directors of the Issuer in good faith than the provisions contained in the Nortek Credit Facility or in the indentures governing the Existing Notes, in each case, as in effect on the Issue Date, or

(B) any encumbrance or restriction contained in such Indebtedness is not expected to prohibit (except upon a default or event of default thereunder) the payment of dividends in an amount sufficient, as determined by the Board of Directors of the Issuer in good faith, to make scheduled payments of cash interest on the Notes when due.

(c) The foregoing Sections 4.15(a) and (b) shall not restrict the ability of any Restricted Subsidiary of the Issuer to grant any Lien to the extent otherwise permitted in this Indenture.

SECTION 4.16. <u>Limitation on Guarantees by Certain Subsidiaries</u>.

(a) At any time upon the occurrence of the guarantee of any Indebtedness of the Issuer by any Restricted Subsidiary of the Issuer, the Issuer will cause such Restricted Subsidiary to execute a guarantee, satisfactory in form and substance to the Trustee (and with such documentation relating thereto as the Trustee shall require, including, without limitation, the execution of a supplemental guarantee and opinions of counsel as to the enforceability of such guarantee), pursuant to which such Restricted Subsidiary will fully and unconditionally guarantee the Notes; *provided, however*, that if such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the guarantee of the Notes pursuant to customary subordination provisions.

(b) Notwithstanding the foregoing Section 4.16(a) and the other provisions of this Indenture, any guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer to any Person not an Affiliate of the Issuer of a majority of the Capital Stock or all or substantially all of the assets of any such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by this Indenture), (ii) the release or discharge of the Indebtedness that resulted in the creation of such guarantee (except a discharge or release by or as a result of payment under such guarantee), or (iii) the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of this Indenture.

SECTION 4.17. <u>Provision of Reports</u>.

(a) Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Issuer will furnish to the Holders within the time periods specified in the Commission's rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Issuer were required to file such Forms, including a "Management's Discussion and Analysis of Finan-

cial Condition and Results of Operations" that describes the financial condition and results of operations of the Issuer and its Subsidiaries, and, with respect to the annual information only, a report thereon by the Issuer's independent certified public accountants, as applicable; and

(2)   all reports that would be required to be filed with the Commission on Form 8-K if the Issuer were required to file such reports.

(b)   In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Issuer will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

(c)   In addition, the Issuer has agreed that, if it is not subject to and in compliance with the informational requirements of Section 13 or 15(d) of the Exchange Act at any time while the Notes constitute "restricted securities" within the meaning of the Securities Act, it will furnish to Holders and beneficial owners of the Notes and to prospective purchasers designated by such Holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the Notes.

The Trustee shall not be under a duty to review or evaluate any report or information delivered to the Trustee pursuant to the provisions of this Section 4.17 for the purposes of making such reports available to it and to the Holders of notes who may request such information. Delivery of such reports, information and documents to the Trustee as may be required under this Section 4.17 is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on an Officers' Certificate).

SECTION 4.18.   Payments for Consents.

Neither the Issuer nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all Holders which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

SECTION 4.19.   Limitation on Sale or Issuance of Preferred Stock of
                  Restricted Subsidiaries.

The Issuer shall not:

(i)   permit any of its Restricted Subsidiaries to issue or sell to any Person except the Issuer or a Wholly-Owned Subsidiary of the Issuer that is a Restricted Subsidiary any preferred stock of any Restricted Subsidiary, or

(ii)   sell or otherwise convey or dispose of, or permit any of its Wholly-Owned Subsidiaries that is a Restricted Subsidiary to sell or otherwise convey or dispose of, any such preferred stock so issued or sold to the Issuer or any of its Wholly-Owned Subsidiaries that is a Restricted Subsidiary (except to the issuer thereof, the Issuer or any of its other Wholly-Owned Subsidiaries that is a Restricted Subsidiary).

ARTICLE V

SUCCESSOR CORPORATION

SECTION 5.01.   Merger, Consolidation, or Transfer of Assets.

(a)   The Issuer shall not consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it, or permit any of its Subsidiaries to enter into any such transaction or transactions if such transaction or transactions in the aggregate would result in a transfer of all or substantially all of the assets of the Issuer and its Subsidiaries on a consolidated basis, unless:

(1)   the Issuer shall be the continuing Person, or the Person, if other than the Issuer, formed by such consolidation or into which the Issuer is merged, or to which the properties and assets of the Issuer, or of the Issuer and its Subsidiaries on a consolidated basis, substantially as an entirety, are transferred shall be a Person organized and existing under the laws of the United States or any state thereof or the District of Columbia (*provided* that if such Person is not a corporation, such Person shall be required to cause a Subsidiary of such Person that is a corporation to be a co-obligor under the Notes) and shall expressly assume, by an indenture supplemental to this Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Issuer under the Notes and this Indenture, and this Indenture remains in full force and effect;

(2)   immediately before and immediately after giving effect to such transaction, no Event of Default and no Default shall have occurred and be continuing;

(3)   the Person which is formed by or survives such consolidation or merger or to which such assets are transferred (the "**surviving entity**"), after giving pro forma effect to such transaction, could incur $1.00 of additional Indebtedness pursuant to the Consolidated Cash Flow Coverage Ratio test set forth in clause (A) of Section 4.10(a); and

(4)   immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the surviving entity shall be equal to or greater than the Consolidated Net Worth of the Issuer immediately before such transaction.

Upon any consolidation or merger, or any transfer of all or substantially all of the assets of the Issuer and its Subsidiaries on a consolidated basis, in accordance with the preceding paragraph, the successor Person formed by such consolidation or into which the Issuer is merged or the successor Person to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer in this Indenture, and when a successor Person assumes all the obligations of its predecessor under this Indenture or the Notes, the predecessor shall be released from those obligations; *provided, however,* that in the case of a transfer by lease, the predecessor shall not be released from the payment of the principal of, premium, if any, interest on the Notes.

(b)   In connection with any such consolidation, merger or transfer, the Issuer shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this Indenture and that all conditions precedent therein provided for relating to such transactions have been complied with.

ARTICLE VI

DEFAULT AND REMEDIES

SECTION 6.01.   Events of Default.

Each of the following constitutes an "**Event of Default**":

(1)   the Issuer defaults in the payment, when due and payable, of (i) interest on any Note and the default continues for a period of 30 days, or (ii) principal or Accreted Value of or premium, if any, on any Notes when the same becomes due and payable at maturity, by acceleration, on the Redemption Date, on the Change of Control Payment Date, on any payment date respecting an Excess Proceeds Offer or otherwise;

(2)   the Issuer fails to comply with any of the provisions set forth under Section 5.01;

(3)   the Issuer fails to comply with any of its covenants or agreements in the Notes or this Indenture (other than those referred to in clause (1) or (2) above) and such failure continues for the period and after receipt by the Issuer of the notice specified below;

(4)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of

which is guaranteed by the Issuer or any of its Restricted Subsidiaries), whether such indebtedness or guarantee is now existing or hereafter created, if such default shall constitute a failure to pay any portion of the principal of such indebtedness when due and payable or if as a result of such default the maturity of such indebtedness has been accelerated prior to its stated maturity and, in either case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness for money borrowed which has not been paid when due and payable or the maturity of which has been accelerated as a result of such default, aggregates $15 million or more;

      (5)   the Issuer or any of its Significant Subsidiaries that is a Restricted Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) pursuant to or within the meaning of any bankruptcy law:

      (A)   commences a voluntary case or proceeding;

      (B)   consents to the entry of an order for relief against it in an involuntary case or proceeding;

      (C)   consents to the appointment of a custodian of it or for all or substantially all of its property;

      (D)   makes a general assignment for the benefit of its creditors; or

      (E)   admits in writing its inability to pay its debts generally as they become due;

      (6)   a court of competent jurisdiction enters an order or decree under any bankruptcy law that:

      (A)   is for relief against the Issuer or any of its Significant Subsidiaries that is a Restricted Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) in an involuntary case or proceeding;

      (B)   appoints a custodian of the Issuer or any of its Significant Subsidiaries that is a Restricted Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) for all or substantially all of its properties; or

      (C)   orders the liquidation of the Issuer or any of its Significant Subsidiaries that is a Restricted Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary),

and such order or decree with respect to clause (A), (B) or (C) remains unstayed and in effect for 60 days; or

(7) final judgments for the payment of money which in the aggregate exceed $15 million shall be rendered against the Issuer or any of its Restricted Subsidiaries by a court and shall remain unstayed or undischarged for a period of 60 days.

A Default specified in Section 6.01(3) above is not an Event of Default until the Trustee notifies the Issuer, or the Holders of at least 25% in aggregate principal amount at maturity of the Notes at the time outstanding notify the Issuer and the Trustee, of the Default and the Issuer does not cure such Default within 30 days after receipt of such notice. Any such notice must specify the Default, demand that is be remedied and state that such notice is a "Notice of Default."

SECTION 6.02.   Acceleration.

If an Event of Default specified in Section 6.01(5) or (6) above occurs and is continuing, then all unpaid Accreted Value of, and premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Notes shall *ipso facto* become and be immediately due and payable without any declaration or other act on the part of each Trustee or any Holder.

If any Event of Default (other than an Event of Default specified in Section 6.01 (5) or (6)) occurs and is continuing, the Trustee or the Holders of at least 25% of the principal amount at maturity of the Notes then outstanding, by written notice to the Issuer (and to the Trustee if such notice is given by such Holders), may, and such Trustee at the request of such Holders shall, declare all unpaid Accreted Value, premium, if any, accrued interest on the Notes to be due and payable immediately.

In the case of any Event of Default (other than as a result of the failure to comply with Section 4.09) occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuer with the intention of avoiding payment of the premium which the Issuer would have to pay if the Issuer then had elected to redeem the Notes, an equivalent premium shall also become and be immediately due and payable at such time as the principal and interest on the Notes become due and payable pursuant to this Section 6.02 to the extent permitted by law, anything in this Indenture or in the Notes contained to the contrary notwithstanding.

In the case of an Event of Default as a result of a failure to comply with Section 4.09 occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuer with the intention of avoiding payment of the premium which the Issuer would have to pay pursuant to Section 4.09, such premium shall also become and be immediately due and payable at such time as the principal and interest on the Notes become due and payable pursuant to this Section 6.02 to the extent permitted by law, anything in this Indenture or in the Notes contained to the contrary notwithstanding.

At any time after a declaration of acceleration (except an acceleration due to default in payment of Accreted Value, premium, if any, accrued interest on the Notes) with respect to the Notes as described in the four preceding paragraphs, the holders of a majority in principal amount at maturity of the Notes may rescind and cancel such declaration and its consequences, if all existing Events of Default have been cured or waived, except non-payment of the Accreted

Value, premium, if any, accrued interest on the Notes that have become due solely because of the acceleration.

SECTION 6.03.   Other Remedies.

(a)   If a Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of Accreted Value, premium, if any, or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

(b)   The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Noteholder in exercising any right or remedy accruing upon a Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

(c)   Holders may not enforce this Indenture or the Notes except as provided in this Indenture and under the TIA. Subject to the provisions of this Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under this Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of this Indenture and applicable law, the Holders of a majority in aggregate principal amount at maturity of the then outstanding Notes issued under this Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

SECTION 6.04.   Waiver of Defaults.

Provided the Notes are not then due and payable by reason of a declaration of acceleration, the Holders of a majority in aggregate principal amount at maturity of Notes at the time outstanding may on behalf of the Holders of all the Notes waive any Default with respect to such Notes and its consequences by providing written notice thereof to the Issuer and the Trustee, except a Default (1) in the payment of Accreted Value of, premium, if any, or interest, if any, on any Note or (2) in respect of a covenant or provision hereof which under this Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected. In the case of any such waiver, the Issuer, the Trustee and the Holders will be restored to their former positions and rights under this Indenture, respectively; *provided* that no such waiver shall extend to any subsequent or other Default or impair any right consequent thereto.

SECTION 6.05.   Control by Majority.

The Holders of not less than a majority in principal amount at maturity of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. Subject to Section 7.01, however, the Trustee may refuse to follow any direction that conflicts with any law or this Indenture, that the Trustee determines may be unduly prejudicial to the rights of another

Noteholder, or that may involve the Trustee in personal liability; *provided* that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

In the event the Trustee takes any action or follows any direction pursuant to this Indenture, the Trustee shall be entitled to indemnification against any loss or expense caused by taking such action or following such direction.

SECTION 6.06.   Limitation on Suits.

A Holder may not pursue any remedy with respect to this Indenture or the Notes unless:

(1)   the Holder gives to the Trustee written notice of a continuing Event of Default;

(2)   the Holder or Holders of at least 25% in principal amount at maturity of the outstanding Notes make a written request to the Trustee to pursue the remedy;

(3)   such Holder or Holders offer and provide to the Trustee reasonable indemnity or security against any loss, liability or expense satisfactory to the Trustee;

(4)   the Trustee does not comply with the request within 30 days after receipt of the request and the offer of indemnity and security; and

(5)   during such 30-day period the Holder or Holders of a majority in principal amount at maturity of the outstanding Notes do not give the Trustee a direction which, in the opinion of the Trustee, is inconsistent with the request.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder.

SECTION 6.07.   Rights of Holders To Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of Accreted Value of, premium, if any, and interest, if any, on a Note, on or after the respective due dates expressed in such Note, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

SECTION 6.08.   Collection Suit by Trustee.

If a Default in payment of principal or interest specified in Section 6.01(1) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer or any other obligor on the Notes for the whole amount of Accreted Value of, premium, if any, and accrued interest and fees remaining unpaid, together with interest on overdue Accreted Value and premium, if any, and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate *per annum* borne by the Notes and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

SECTION 6.09.   Trustee May File Proofs of Claim.

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relating to the Issuer, its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any Custodian in any such judicial proceedings is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation, expenses, disbursements and advances of the Trustee, its agent and counsel, and any other amounts due the Trustee under Section 7.07. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding. The Trustee shall be entitled to participate as a member of any officer committee of creditors in the matters as it deems necessary or advisable.

SECTION 6.10.   Priorities.

If the Trustee collects any money or property pursuant to this Article VI, it shall pay out the money or property in the following order:

FIRST: to the Trustee for amounts due under Section 7.07;

SECOND: to Holders for interest accrued on the Notes, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for interest;

THIRD: to Holders for Accreted Value and premium, if any, due and unpaid on the Notes, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal; and

FOURTH: to the Issuer.

The Trustee, upon prior notice to the Issuer, may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.

SECTION 6.11.   Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by a Holder or Holders of more than 10% in principal amount at maturity of the outstanding Notes.

ARTICLE VII

TRUSTEE

SECTION 7.01.   Duties of Trustee.

(a)   If a Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(b)   Except during the continuance of a Default:

(1)   The Trustee need perform only those duties as are specifically set forth herein and no duties, covenants, responsibilities or obligations shall be implied in this Indenture against the Trustee.

(2)   In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates (including Officers' Certificates) or opinions (including Opinions of Counsel) furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c)   Notwithstanding anything to the contrary herein, the Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1)   This paragraph does not limit the effect of paragraph (b) of this Section 7.01.

(2)   The Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(3)   The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d)   No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or to take or omit to take any action under this Indenture or take any action at the request or direction of Holders if it shall have reasonable grounds for believing that repayment of such funds is not assured to it.

(e)   Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to this Section 7.01.

(f)   The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)   In the absence of bad faith, negligence or willful misconduct on the part of the Trustee, the Trustee shall not be responsible for the application of any money by any Paying Agent other than the Trustee.

SECTION 7.02.   Rights of Trustee.

Subject to Section 7.01:

(a)   The Trustee may rely conclusively on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b)   Before the Trustee acts or refrains from acting, it may require an Officers' Certificate and an Opinion of Counsel, which shall conform to the provisions of Section 12.05. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(c)   The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent (other than an agent who is an employee of the Trustee) appointed with due care.

(d)   The Trustee shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers.

(e)   The Trustee may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f)   The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred therein or thereby.

(g)   The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate (including any Officers' Certificate), statement, instrument, opinion (including any Opinion of Counsel), notice, request, direction, consent, order, bond, debenture, or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled, upon reasonable notice to the Issuer, to examine the books, records, and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer.

(h)   The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(i)   The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as duties.

(j)   The Trustee shall not be deemed to have notice of any Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.

(k)   The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder.

SECTION 7.03.   Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer, its Subsidiaries or their respective Affiliates with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11.

SECTION 7.04.   Trustee's Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Issuer's use of the proceeds from the Notes, and it shall not be responsible for any statement of the Issuer in this Indenture or any document issued in connection with the sale of Notes or any statement in the Notes other than the Trustee's certificate of authentication. The Trustee makes no representations with respect to the effectiveness or adequacy of this Indenture.

SECTION 7.05.   Notice of Default.

If a Default occurs and is continuing and the Trustee receives actual notice of such Default, the Trustee shall mail to each Holder notice of the uncured Default within 60 days after such notice is received. Except in the case of a Default in payment of Accreted Value of, premium, if any, or interest on, any Note, including an accelerated payment and the failure to make payment on the Change of Control Payment Date pursuant to a Change of Control Offer or the Excess Proceeds Payment Date pursuant to an Asset Sale Offer, the Trustee may withhold the notice if and so long as the Board of Directors, the executive committee, or a trust committee of directors and/or Responsible Officers, of the Trustee in good faith determines that withholding the notice is in the interest of the Holders.

SECTION 7.06.　　Reports by Trustee to Holders.

Within 60 days after each May 15, beginning with May 15, 2004, the Trustee shall, to the extent that any of the events described in TIA § 313(a) occurred within the previous twelve months, but not otherwise, mail to each Holder a brief report dated as of such date that complies with TIA § 313(a). The Trustee also shall comply with TIA §§ 313(b), 313(c) and 313(d).

A copy of each report at the time of its mailing to Holders shall be mailed to the Issuer and filed with the Commission and each securities exchange, if any, on which the Notes are listed.

The Issuer shall notify the Trustee if the Notes become listed on any securities exchange or of any delisting thereof and the Trustee shall comply with TIA § 313(d).

SECTION 7.07.　　Compensation and Indemnity.

The Issuer shall pay to the Trustee from time to time such compensation as the Issuer and the Trustee shall from time to time agree in writing for its services hereunder. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee upon request for all reasonable disbursements, expenses and advances (including reasonable fees and expenses of counsel) incurred or made by it in addition to the compensation for its services, except any such disbursements, expenses and advances as may be attributable to the Trustee's negligence, bad faith or willful misconduct. Such expenses shall include the reasonable fees and expenses of the Trustee's agents and counsel.

The Issuer shall indemnify each of the Trustee or any predecessor Trustee and its agents, employees, officers, stockholders and directors for, and hold them harmless against, any and all loss, damage, claims including taxes (other than taxes based upon, measured by or determined by the income of the Trustee), liability or expense incurred by them except for such actions to the extent caused by any negligence, bad faith or willful misconduct on their part, arising out of or in connection with the acceptance or administration of this trust including the reasonable costs and expenses of defending themselves against or investigating any claim or liability in connection with the exercise or performance of any of the Trustee's rights, powers or duties hereunder. The Trustee shall notify the Issuer promptly of any claim asserted against the Trustee or any of its agents, employees, officers, stockholders and directors for which it may seek indemnity. The Issuer may, subject to the approval of the Trustee (which approval shall not be unreasonably withheld), defend the claim and the Trustee shall cooperate in the defense. The Trustee and its agents, employees, officers, stockholders and directors subject to the claim may have separate counsel and the Issuer shall pay the reasonable fees and expenses of such counsel; *pro-*

vided, *however*, that the Issuer will not be required to pay such fees and expenses if, subject to the approval of the Trustee (which approval shall not be unreasonably withheld), it assumes the Trustee's defense and there is no conflict of interest between the Issuer and the Trustee and its agents, employees, officers, stockholders and directors subject to the claim in connection with such defense as reasonably determined by the Trustee. The Issuer need not pay for any settlement made without its written consent. The Issuer need not reimburse any expense or indemnify against any loss or liability to the extent incurred by the Trustee through its negligence, bad faith or willful misconduct.

To secure the Issuer's payment obligations in this Section 7.07, the Trustee shall have a senior lien prior to the Notes against all money or property held or collected by the Trustee, in its capacity as Trustee.

Without prejudice to its rights hereunder, when the Trustee incurs expenses or renders services after a Default specified in Section 6.01(5) or (6) occurs, such expenses and the compensation for such services (including the fees and expenses of its agent and counsel) shall constitute expenses of administration under the Bankruptcy Law.

Notwithstanding any other provision in this Indenture, the foregoing provisions of this Section 7.07 shall survive the satisfaction and discharge of this Indenture or the appointment of a successor Trustee.

SECTION 7.08.   Replacement of Trustee.

The Trustee may resign at any time by providing thirty days prior written notice to the Issuer. The Holders of a majority in principal amount at maturity of the outstanding Notes may remove the Trustee by so notifying the Issuer and the Trustee and may appoint a successor Trustee. The Issuer may remove the Trustee if:

(1)   the Trustee fails to comply with Section 7.10;

(2)   the Trustee is adjudged a bankrupt or an insolvent;

(3)   a receiver or other public officer takes charge of the Trustee or its property; or

(4)   the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer shall notify each Holder of such event and shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount at maturity of the Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Immediately after that, the retiring Trustee shall transfer, after payment of all sums then owing to the Trustee pursuant to Section 7.07, all property held by it as

Trustee to the successor Trustee, subject to the Lien provided in Section 7.07, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Holder. A resignation of the Trustee shall not be effective until a successor trustee delivers a written acceptance of its appointment in accordance with this Section 7.08.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer or the Holders of at least 10% in principal amount at maturity of the outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Issuer.

If the Trustee fails to comply with Section 7.10, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Issuer's obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

SECTION 7.09.   Successor Trustee by Merger, Etc.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the resulting, surviving or transferee corporation without any further act shall, if such resulting, surviving or transferee corporation is otherwise eligible hereunder, be the successor Trustee; *provided* that such corporation shall be otherwise qualified and eligible under this Article VII.

SECTION 7.10.   Eligibility; Disqualification.

This Indenture shall always have a Trustee who satisfies the requirement of TIA §§ 310(a)(1), 310(a)(2) and 310(a)(5). The Trustee shall have a combined capital and surplus of at least $150,000,000 as set forth in its most recent published annual report of condition. In addition, if the Trustee is a corporation included in a bank holding company system, the Trustee, independently of the bank holding company, shall meet the capital requirements of TIA § 310(a)(2). The Trustee shall comply with TIA § 310(b); *provided*, *however*, that there shall be excluded from the operation of TIA § 310(b)(1) any indenture or indentures under which other securities, or certificates of interest or participation in other securities, of the Issuer are outstanding, if the requirements for such exclusion set forth in TIA § 310(b)(1) are met. The provisions of TIA § 310 shall apply to the Issuer and any other obligor of the Notes.

SECTION 7.11.   Preferential Collection of Claims Against the Issuer.

The Trustee, in its capacity as Trustee hereunder, shall comply with TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated.

ARTICLE VIII

DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01.   Termination of the Issuer's Obligations.

The Issuer may terminate its obligations under the Notes and this Indenture, except those obligations referred to in the penultimate paragraph of this Section 8.01, if all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid) have been delivered to the Trustee for cancellation and the Issuer has paid all sums payable by it hereunder, or if:

(a)   either (i) pursuant to Article III, the Issuer shall have given notice to the Trustee and mailed a notice of redemption to each Holder of the redemption of all of the Notes in accordance with the provisions hereof or (ii) all Notes have otherwise become or will become due and payable at maturity or by reason of the mailing of a notice of redemption or otherwise within one (1) year hereunder;

(b)   the Issuer shall have irrevocably deposited or caused to be deposited with the Trustee or a trustee satisfactory to the Trustee, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds in trust solely for the benefit of the Holders of that purpose, U.S. Legal Tender or Government Securities, or a combination thereof, in such amount as is, in the opinion of a nationally recognized firm of independent public accountants, sufficient without consideration of reinvestment of such interest, to pay Accreted Value of, premium, if any, and interest, if any, on the outstanding Notes to maturity or redemption; *provided* that the Trustee shall have been irrevocably instructed to apply such U.S. Legal Tender or Government Securities, or a combination thereof, to the payment of said Accreted Value of premium, if any, and interest, if any, with respect to the Notes;

(c)   Such deposit will not result in a breach or violation of, or constitute a default under, this Indenture, the Nortek Credit Facility or any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which it is bound;

(d)   the Issuer shall have paid all other sums payable by it hereunder; and

(e)   the Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent providing for or relating to the termination of the Issuer's obligations under the Notes and this Indenture have been complied with. Such Opinion of Counsel shall also state that such satisfaction and discharge does not result in a default under the Nortek Credit Facility or any other material agreement or instrument then known to such counsel that binds or affects the Issuer.

Subject to the next sentence and notwithstanding the foregoing paragraph, the Issuer's obligations in Sections 2.06, 2.07, 2.08, 2.09, 4.01, 4.02, 7.07, 8.05 and 8.06 shall survive until the Notes are no longer outstanding pursuant to the last paragraph of Section 2.09. After the Notes are no longer outstanding, the Issuer's obligations in Sections 7.07, 8.05 and 8.06 shall survive.

After such delivery or irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Issuer's obligations under the Notes and this Indenture except for those surviving obligations specified above.

SECTION 8.02.   Legal Defeasance and Covenant Defeasance.

(a)   The Issuer may, at its option and at any time, elect to have either paragraph (b) or (c) below be applied to all outstanding Notes upon compliance with the conditions set forth in Section 8.03.

(b)   Upon the Issuer's exercise under paragraph (a) hereof of the option applicable to this paragraph (b), the Issuer shall, subject to the satisfaction of the conditions set forth in Section 8.03, be deemed to have been discharged from its obligations with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, "**Legal Defeasance**"). For this purpose, Legal Defeasance means that the Issuer shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which shall thereafter be deemed to be "outstanding" only for the purposes of Section 8.04 hereof and to have satisfied all its other obligations under such Notes and this Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(i)   the rights of Holders to receive payments in respect of the principal of, premium, if any, interest on the Notes when the payments are due from the trust referred to below;

(ii)   the Issuer's obligations under Sections 2.06, 2.07, 2.08, 2.09 or 4.02;

(iii)   the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer's obligations in connection therewith; and

(iv)   this Article VIII.

Subject to compliance with this Article VIII, the Issuer may exercise its option under this Section 8.02(b) notwithstanding the prior exercise of its option under Section 8.02(c) hereof.

(c)   Upon the Issuer's exercise under paragraph (a) hereof of the option applicable to this paragraph (c), the Issuer shall, subject to the satisfaction of the conditions set forth in Section 8.03 hereof, be released from its obligations under the covenants contained in Sections 4.04, 4.05, 4.07, 4.09 through 4.19 and clauses (3) and (4) of Section 5.01(a) hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.03 are satisfied (hereinafter, "**Covenant Defeasance**"), and the Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Issuer's exercise under paragraph (a) hereof of the option applicable to this paragraph (c), subject to the satisfaction of the conditions set forth in Section 8.03 hereof, clauses (4) and (7) of Section 6.01 hereof shall not constitute Events of Default.

SECTION 8.03. Conditions to Legal Defeasance or Covenant Defeasance.

The following shall be the conditions to the application of either Section 8.02(b) or 8.02(c) hereof to the outstanding Notes:

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the applicable Notes issued thereunder, cash in U.S. Legal Tender, non-callable Government Securities, or a combination of cash in U.S. Legal Tender and Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium on the outstanding Notes issued thereunder on the stated maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to maturity or to a particular date fixed for redemption;

(2) in the case of an election under Section 8.02(b) hereof, the Issuer has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders of the respective outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of an election under Section 8.02(c) hereof, the Issuer has delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner

and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)   91 days pass after the deposit is made and during the 91-day period no Default under Section 6.01(5) or (6) occurs with respect to the Issuer which is continuing at the end of the period;

(5)   no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

(6)   the Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

(7)   the Issuer will have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

(8)   the Issuer will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the Legal Defeasance or the Covenant Defeasance have been satisfied.

SECTION 8.04.   Application of Trust Money.

The Trustee or Paying Agent shall hold in trust U.S. Legal Tender and Government Securities deposited with it pursuant to this Article VIII, and shall apply the deposited U.S. Legal Tender and the money from Government Securities in accordance with this Indenture to the payment of Accreted Value of, premium, if any, and interest, if any, on the Notes. The Trustee shall be under no obligation to invest said U.S. Legal Tender and Government Securities except as it may agree with the Issuer.

The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Legal Tender and Government Securities deposited pursuant to Section 8.03 or the Accreted Value of, premium, if any, and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Anything in this Article VIII to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon the Issuer's request any U.S. Legal Tender and Government Securities held by it as provided in Section 8.03 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

SECTION 8.05.   Repayment to the Issuer.

Subject to this Article VIII, the Trustee and the Paying Agent shall promptly pay to the Issuer upon request any excess U.S. Legal Tender and Government Securities held by them at any time and thereupon shall be relieved from all liability with respect to such money. The Trustee and the Paying Agent shall pay to the Issuer upon request any money held by them for the payment of Accreted Value of, premium, if any, or interest, if any, that remains unclaimed for two years; *provided* that the Trustee or such Paying Agent, before being required to make any payment, may at the expense of the Issuer cause to be published once in a newspaper of general circulation in the City of New York or mail to each Holder entitled to such money notice that such money remains unclaimed and that after a date specified therein which shall be at least 30 days from the date of such publication or mailing any unclaimed balance of such money then remaining will be repaid to the Issuer. After payment to the Issuer, Holders entitled to such money must look to the Issuer for payment as general creditors unless an applicable law designates another Person.

SECTION 8.06.   Reinstatement.

If the Trustee or Paying Agent is unable to apply any U.S. Legal Tender and Government Securities in accordance with this Article VIII by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article VIII until such time as the Trustee or Paying Agent is permitted to apply all such U.S. Legal Tender and Government Securities in accordance with this Article VIII; *provided* that if the Issuer has made any payment of interest on or principal of any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the U.S. Legal Tender and Government Securities held by the Trustee or Paying Agent.

ARTICLE IX

AMENDMENTS, SUPPLEMENTS AND WAIVERS

SECTION 9.01.   Without Consent of Holders.

The Issuer and the Trustee, together, may amend or supplement this Indenture or the Notes without notice to or consent of any Holder:

(1)   to cure any ambiguity, defect or inconsistency;

(2)   to comply with Section 5.01;

(3)   to provide for uncertificated Notes in addition to or in place of certificated Notes so long as such uncertificated Notes are in registered form for purposes of the Internal Revenue Code of 1986, as amended;

(4)   to make any other change that does not adversely affect the rights of any Holder, or

(5)   to comply with any requirement of the Commission in connection with the qualification of this Indenture under the TIA;

provided that the Issuer has delivered to the Trustee an Opinion of Counsel and an Officers' Certificate, each stating that such amendment or supplement complies with the provisions of this Section 9.01.

SECTION 9.02.   With Consent of Holders.

(a)   Subject to Section 6.04, the Issuer and the Trustee, together, with the written consent of the Holder or Holders of a majority in aggregate principal amount at maturity of the outstanding Notes, may amend or supplement this Indenture or the Notes or may waive compliance by the Issuer with any provision of this Indenture or the Notes.

(b)   Notwithstanding Section 9.02(a), without the consent of each Holder affected, an amendment, supplement or waiver, including a waiver pursuant to Section 6.04, may not (with respect to any Notes held by a non-consenting Holder):

(1)   reduce the percentage of principal amount at maturity of the Notes whose Holders must consent to an amendment or waiver;

(2)   make any change to the Stated Maturity or time for payment of the principal or Accreted Value of, premium, if any, interest on the Notes or any Redemption Price thereof, or impair the right to institute suit for the enforcement of any such payment or make any Note payable in money or securities other than that stated in the Note;

(3)   change the method of calculation of Accreted Value;

(4)   waive a default in the payment of principal or Accreted Value of, premium, if any, interest on any Notes;

(5)   make any change in Section 4.09 or Section 4.13; or

(6)   make any change to this Section 9.02.

(c)   It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment, supplement or waiver but it shall be sufficient if such consent approves the substance thereof.

(d)   After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

SECTION 9.03.   Compliance with TIA.

From the date on which this Indenture is qualified under the TIA, every amendment, waiver or supplement of this Indenture or the Notes shall comply with the TIA as then in effect.

SECTION 9.04.   Revocation and Effect of Consents.

(a)   Until an amendment, waiver or supplement becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any Note. However, any such Holder or subsequent Holder may revoke the consent as to his Note or portion of his Note by notice to the Trustee or the Issuer received before the date on which the Trustee receives an Officers' Certificate certifying that the Holders of the requisite principal amount at maturity of Notes have consented (and not theretofore revoked such consent) to the amendment, supplement or waiver.

(b)   The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver which record date shall be at least 30 days prior to the first solicitation of such consent. If a record date is fixed, then notwithstanding the last sentence of the immediately preceding paragraph, those Persons who were Noteholders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date. The Issuer shall inform the Trustee in writing of the fixed record date if applicable.

(c)   After an amendment, supplement or waiver becomes effective, it shall bind every Noteholder, unless it makes a change described in any of clauses (1) through (6) of Section 9.02(b), in which case, the amendment, supplement or waiver shall bind only each Holder of a Note who has consented to it and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note; *provided* that any such waiver shall not impair or affect the right of any Holder to receive payment of principal of and interest on a Note, on or after the respective due dates expressed in such Note, or to bring suit for the enforcement of any such payment on or after such respective dates without the consent of such Holder.

SECTION 9.05.   Notation on or Exchange of Notes.

If an amendment, supplement or waiver changes the terms of a Note, the Issuer may require the Holder of the Note to deliver it to the Trustee. The Issuer shall provide the Trustee with an appropriate notation on the Note about the changed terms and cause the Trustee to return it to the Holder at the Issuer's expense. Alternatively, if the Issuer or the Trustee so determines, the Issuer in exchange for the Note shall issue and the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

SECTION 9.06.   Trustee To Sign Amendments, Etc.

The Trustee shall execute any amendment, supplement or waiver authorized pursuant to this Article IX; *provided* that the Trustee may, but shall not be obligated to, execute any such amendment, supplement or waiver which affects the Trustee's own rights, duties or immunities under this Indenture. The Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel and an Officers' Certificate each stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article IX is authorized or permitted by this Indenture and constituted the legal, valid and binding obligations of the Issuer enforceable in accordance with its terms. Such Opinion of Counsel shall be at the expense of the Issuer.

ARTICLE X

[RESERVED]

ARTICLE XI

[RESERVED]

ARTICLE XII

MISCELLANEOUS

SECTION 12.01.   TIA Controls.

If any provision of this Indenture limits, qualifies, or conflicts with another provision which is required or deemed to be included in this Indenture by the TIA, such required or deemed provision shall control.

SECTION 12.02.   Notices.

Any notices or other communications required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by telex, by nationally recognized overnight courier service, by telecopier or registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

if to the Issuer:

Nortek Holdings, Inc.
50 Kennedy Plaza
Providence, RI 02903-2603
Attention: Almon C. Hall

Telephone: (401) 751-1600
Facsimile: (401) 751-9844

with a copy to:

Ropes & Gray
One International Place
Boston, MA 02110
Attention: John B. Ayer, Esq.

Telephone:	(617) 951-7000
Facsimile:	(617) 951-7050

if to the Trustee:

U.S. Bank National Association
One Federal Street, 3rd Floor
Boston, MA 02110
Attention: Corporate Trust Services

Telephone:	(617) 603-6573
Facsimile:	(617) 603-6668

Each of the Issuer and the Trustee by written notice to each other such Person may designate additional or different addresses for notices to such Person. Any notice or communication to the Issuer and the Trustee, shall be deemed to have been given or made as of the date so delivered if personally delivered; when answered back; when receipt is acknowledged, if telecopied; five (5) calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee); and next Business Day if by nationally recognized overnight courier service.

Any notice or communication mailed to a Noteholder shall be mailed to him by first class mail or other equivalent means at his address as it appears on the registration books of the Registrar and shall be sufficiently given to him if so mailed within the time prescribed.

Failure to mail a notice or communication to a Noteholder or any defect in it shall not affect its sufficiency with respect to other Noteholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

SECTION 12.03.	Communications by Holders with Other Holders.

Noteholders may communicate pursuant to TIA § 312(b) with other Noteholders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and any other Person shall have the protection of TIA § 312(c).

SECTION 12.04.   Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuer to the Trustee to take any action under this Indenture, the Issuer shall furnish to the Trustee at the request of the Trustee:

(1)   an Officers' Certificate, in form and substance satisfactory to the Trustee, stating that, in the opinion of the signers, all conditions precedent to be performed or effected by the Issuer, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2)   an Opinion of Counsel stating that, in the opinion of such counsel, any and all such conditions precedent have been complied with.

SECTION 12.05.   Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture, other than the Officers' Certificate required by Section 4.06, shall include:

(1)   a statement that the Person making such certificate or opinion has read such covenant or condition;

(2)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)   a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with or satisfied; and

(4)   a statement as to whether or not, in the opinion of each such Person, such condition or covenant has been complied with; *provided, however,* that with respect to matters of fact an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.

SECTION 12.06.   Rules by Trustee, Paying Agent, Registrar.

The Trustee, Paying Agent or Registrar may make reasonable rules for its functions.

SECTION 12.07.   Legal Holidays.

If a payment date is not a Business Day, payment may be made on the next succeeding day that is a Business Day.

SECTION 12.08.   Governing Law.

This Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York excluding (to the greatest extent permissible by law) any rule of law that would cause the application of the laws of any jurisdiction other than the State of New York.

SECTION 12.09.   No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret another indenture, loan or debt agreement of the Issuer or any of its Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 12.10.   No Recourse Against Others.

No director, officer, employee, incorporator or stockholder of the Issuer or any direct or indirect parent corporation, as such, shall have any liability for any obligations of the Issuer under the Notes or this Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. Such waiver and release are part of the consideration for issuance of the Notes.

SECTION 12.11.   Successors.

All agreements of the Issuer in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successor.

SECTION 12.12.   Duplicate Originals.

All parties may sign any number of copies of this Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

SECTION 12.13.   Severability.

In case any one or more of the provisions in this Indenture or in the Notes shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed all as of the date first written above.

NORTEK HOLDINGS, INC.,
as the Issuer

By: _____/s/ Richard L. Bready_____
Name: Richard L. Bready
Title: President & Chief Executive Officer

U.S. BANK NATIONAL ASSOCIATION,
    as Trustee

By: /s/ Todd R. DiNezza
        Name: Todd R. DiNezza
        Title: Assistant Vice President

Form of Certificate To Be Delivered
in Connection with Transfers
Pursuant to Regulation S

U.S. BANK NATIONAL ASSOCIATION
Corporate Trust Services
One Federal Street, 3rd Floor
Boston, MA 02110

Re: NORTEK HOLDINGS, INC. ("the Issuer")
10% Senior Discount Notes due 2011 (the "Notes")

Ladies and Gentlemen:

In connection with our proposed sale of $515,000,000 aggregate principal amount at maturity of the Notes, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, we represent that:

(1)   the offer of the Notes was not made to a person in the United States;

(2)   either (a) at the time the buy offer was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States, or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither we nor any person acting on our behalf knows that the transaction has been prearranged with a buyer in the United States;

(3)   no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable;

(4)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(5)   we have advised the transferee of the transfer restrictions applicable to the Notes.

You, the Issuer and counsel for the Issuer are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By: _____

Authorized Signature